

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Japan Retail Fund Investment Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34716 FISCAL YEAR 8-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dw

DAT : 4/8/05

ARLS
8-31-04

Japan Retail Fund Investment Corporation
Izumikan Kioicho Building
4-3, Kioicho, Chiyoda-ku
Tokyo 102-0094, Japan

March 29, 2005

Securities and Exchange Commission
Office of International Corporate Finance,
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Japan Retail Fund Investment Corporation (File No. 82-34716)
Rule 12g3-2(b) Exemption

Dear Sir/Madam:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Hiroshi Shinagawa or Masumi Nishi of Mori Hamada & Matsumoto, our Japanese Counsel, at Marunouchi Kitaguchi Building, 6-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8222, Japan (telephone: 813-6212-8312; facsimile: 813-6212-8212).

Very truly yours,

Japan Retail Fund Investment Corporation



By: ____________
Name: Yuichi Hiromoto
Title: Executive Director

Japan Retail Fund Investment Corporation
Izumikan Kioicho Building 6F
4-3, Kioicho, Chiyoda-ku
Tokyo 102-0094, Japan

March 29, 2005

Securities and Exchange Commission
Office of International Corporate Finance,
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Japan Retail Fund Investment Corporation (File No. 82-34716)
Rule 12g3-2(b) Exemption

Dear Sir/Madam:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Hiroshi Shinagawa or Masumi Nishi of Mori Hamada & Matsumoto, our Japanese Counsel, at Marunouchi Kitaguchi Building, 6-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8222, Japan (telephone: 813-6212-8312; facsimile: 813-6212-8212).

Very truly yours,

Japan Retail Fund Investment Corporation

By: ____________________
Name: Yuichi Hiromoto
Title: Executive Director

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS

The Japanese documents listed bellow have been made public pursuant to the laws of Japan, its country of domicile, incorporation and organization, or have been filed with the Tokyo Stock Exchange, the only stock exchange on which the Company's securities are traded, and have been made public by such exchange from September 1, 2004 to February 28, 2005. Brief descriptions of the Japanese language documents numbered from 1 to 6 below is included in EXHIBIT A; an excerpt English translation of the document numbered 7 below is included in EXHIBIT B; and excerpt English translations of the documents numbered from 8 to32 below are included in EXHIBIT C, all of which are attached hereto.

1. Annual Securities Report dated November 26 , 2004, for the fiscal year ending August 31, 2004 and the amendments thereto dated January 24, 2005 (Japanese Language only)

2. Shelf Registration Statement dated December 17, 2004,the amendments thereto dated January 24 and February 15 and 28,2005, and the supplemental documents thereto dated January 27, 2005 (Japanese Language only)

3. Extraordinary Report dated January 24, 2005 (Japanese Language only)

4. Securities Registration Statement dated February 15, 2005 and the amendments thereto dated February 28 (Japanese Language only)

5. Securities Registration Statement dated February 15, 2005 and the amendments thereto dated February 28, 2005 (Japanese Language only)

6. Extraordinary Report dated February 15, 2005 and the amendments thereto dated February 28, 2005 (Japanese Language only)

7. Annual Report: Fifth Accounting Period (From March 1, 2004 to August 31, 2004 (Japanese Language only))

8. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated September 1, 2004

9. Press Release (Japanese Language only) titled "Notice of Damage Caused by Earthquake" dated September 6, 2004

10. Press Release (Japanese Language only) titled "Notice of Scheduled Replacement of Director of Investment Trust Management Company" dated September 8, 2004

11. Press Release (Japanese Language only) titled "Notice of Acquisition of property" dated September 28, 2004

12. Press Release (Japanese Language only) titled "Notice of Money Borrowing and Repayment" dated September 28, 2004

13. Press Release (Japanese Language only) titled "Notice of Assigned Rating" dated September 28, 2004

14. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated September 29, 2004

15. Press Release (Japanese Language only) titled "Re: Extent of Damage Caused by Typhoon and Earthquake" dated October 25, 2004

16. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated December 1, 2004

17. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated December 7, 2004

18. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated December 7, 2004

19. Press Release (Japanese Language only) titled "Notice of Acquisition of Property (Conclusion of Agreement) (Saitama Type 2 Urban Redevelopment Project for Area around Urawa Station East Exit" dated December 24, 2004

20. Press Release (Japanese Language only) titled "Notice of Acquisition of Property (Conclusion of Agreement)" dated December 24, 2004

21. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated December 28, 2004

22. Press Release (Japanese Language only) titled "Notice of Money Borrowing and Repayment" dated January 6, 2005

23. Press Release (Japanese Language only) titled "Re: Corporate Bonds of Japan Retail Fund Investment Corporation to be Publicly Issued" dated January 11, 2005

24. Press Release (Japanese Language only) titled "Abbreviated Notice Regarding Settlement of Accounts for the Fiscal Year Ending August 31, 2004 (From March 1, 2004 To August 31, 2004)

25. Press Release (Japanese Language only) titled "(Amendment) Abbreviated Notice Regarding Settlement of Accounts for the Fiscal Year Ending August 31, 2004 (From March 1, 2004 To August 31, 2004)

26. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated January 27, 2005

27. Press Release (Japanese Language only) titled "Notice of Issuance of Corporate Bonds" dated January 27, 2005

28. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated January 28, 2004

29. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated February 1, 2005

30. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated February 15, 2005

31. Press Release (Japanese Language only) titled "Notice of Additional Issue and Offer for Sale of Investment Units through Public Offering" dated February 15, 2005

32. Press Release (Japanese Language only) titled "Notice of Revisions of Expected Management Conditions For the Periods Ending in February, 2005 and August, 2005" dated February 15, 2005

33. Press Release (Japanese Language only) titled "Notice of Determination of Issue Price, Offer Price and Other Matters for Additional Issue and Offer for Sale of Investment Units through Public Offering" dated February 28,2005

B. ENGLISH LANGUAGE DOCUMENTS
(The English documents listed below are included in EXHIBIT C, attached hereto)

Press Releases

	Date	Title
1.	September 28, 2004	Japan Retail Fund Investment Corporation To Acquire Bic Camera Tachikawa in Tachikawa City, Tokyo
2.	September 28, 2004	Japan Retail Fund Investment Corporation Receives Credit Ratings from Moody's, Standard & Poor's and Rating and Investment Information, Inc.
3.	October 14, 2004	Japan Retail Fund Investment Corporation Fifth Fiscal Period Results (March 1, 2004 – August 31,2004)
4.	December 1, 2004	Japan Retail Fund Investment Corporation to Acquire Aeon Yamato Shopping Center in Yamato City, Kanagawa Prefecture
5.	December 7, 2004	Japan Retail Fund Investment Corporation to Acquire Itabashi Saty in Itabashi Ward, Tokyo
6.	December 24, 2004	Japan Retail Fund Investment Corporation to Acquire Urawa Parco in Urawa-ku, Saitama City, Saitama Prefecture
7.	December 24, 2004	Japan Retail Fund Investment Corporation to Acquire 8953 Kita Aoyama Building in Minato Ward, Tokyo
8.	January 27, 2005	Japan Retail Fund Investment Corporation To Issue Unsecured Corporate Bonds
9.	February 1, 2005	Japan Retail Fund Investment Corporation to Acquire 8953 Jiyugaoka Building in Meguro Ward, Tokyo

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated November 26 , 2004, for the fiscal year ending August 31, 2004 and the amendments thereto dated January 24, 2005

   This is the annual securities report filed with the Director of the Kanto Local Finance Bureau ("KLFB") and containing information pertaining to the outline of the Investment Corporation, its business, operating results, financial conditions, and financial statements of the Investment Corporation for the periods ending August 31, 2004.

2. Shelf Registration Statement dated December 17, 2004, the amendments thereto dated January 24 and February 15 and 28,2005, and the supplemental documents thereto dated January 27, 2005 (Japanese Language only)

   This is the Shelf Registration Statement for issuances of corporate bonds for two years (from December 27, 2004 to December 26,2006) stating the information concerning securities, reference information and the information concerning the guarantor, etc. filed with the KLFB. The amendments documents to the Shelf Registration Statement dated January 24 and February 15 and 28,2005 were filed to add the reference information in the Shelf Registration Statement. The supplemental documents to the Shelf Registration Statement contained the details for the public offering of the corporate bonds to be issued by the Investment Corporation on February 9, 2005 in Japan.

3. Extraordinary Report dated January 24, 2005

   Extraordinary Report dated January 24, 2005 was filed with the KLFB for the change of the investment policy of the Investment Corporation .The Ordinance Concerning Disclosure of Contents of Specified Securities Etc. of the Cabinet Office provides that where an investment corporation makes a material change to its investment policy, the investment corporation must file with the KLFB without delay a report containing a statement of the details of that change, in accordance with the provisions of the Ordinances of the Cabinet Office.

4. Securities Registration Statement dated February 15, 2005 and the amendments thereto dated February 28, 2005

   Securities Registration Statement was filed with the KLFB in relation to the public offering of the investment units of the Investment Corporation in Japan. These statements referred the Annual Securities Report dated November 26 , 2004 (including amendments thereto), and contained the terms and conditions of the offering, the anticipated acquisitions, risk factors, fees and taxes and other matters. A public offering of a security shall not be made unless the issuer has made registration with KLFB for the public offering of such security.

The prospectus in the form substantially as same as these statements were used in the public offering.

5. Securities Registration Statement dated February 15, 2005 and the amendments thereto dated February 28, 2005

Securities Registration Statement was filed with the KLFB in relation to Issuance of the investment units of the Investment Corporation by allotment to third parties . These statements refer the Annual Securities Report dated November 26 , 2004,and contain the terms and conditions of the offering, the anticipated acquisitions, risk factors, fees and taxes and other matters. An issuance of a security by Allotment to third parties shall not be made unless the issuer has made registration with KLFB for the issuance of such security. The prospectus in the form substantially as same as these statements were used in issuance.

6. Extraordinary Report dated February 15, 2005

The Investment Corporation effected the international offering outside Japan in reliance on Regulation S and Rule 144A concurrently with the offering in Japan as described above. These extraordinary report and amendments thereto are in relation to such international offering. The Securities and Exchange Law of Japan provides that a company which is required to file a securities report shall, if the company comes to fall within the purview of such cases as may be prescribed by an ordinance of the Cabinet Office as necessary and appropriate in the public interest or for the protection of investors, file with KLFB without delay a report containing statements on the substance of the matter in accordance with the provisions of an ordinance of the Cabinet Office.

EXHIBIT B

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Item 7.

[Translation]

Japan Retail Fund Investment Corporation
Annual Report
Fifth Accounting Period
(From March 1, 2004 to August 31, 2004)

Izumi-kan Kioi-cho Building, 4-3, Kioi-cho, Chiyoda-ku, Tokyo
http://www.jrf-reit.com

Greeting

Yuichi Hiromoto

Executive Director
Japan Retail Fund Investment Corporation

(Omitted)

I. OUTLINE OF THE INVESTMENT CORPORATION

Property No. 1
Esquisse Omotesando Annex
Acquired property during Fifth Accounting Period (Acquisition date: April 30, 2004)

Name of the Building	8953 SHIBUYA JINGUMAE Building
Location	1-3 Jingumae, 5-chome, Shibuya-ku, Tokyo
Area of Land	289.48 m²
Total Floor Area	573.94 m²
Level	Three levels plus one basement
Date of Construction	March 11, 1997
Tenant	L.S. Mode

Property No. 2
Ito-Yokado Tsunashima
Acquired property during Fifth Accounting Period (Acquisition date: June 24, 2004)

Name of the Building	8953 YOKOHAMA TSUNASHIMA Building
Location	374 Tsunashimanishi, 2-chome, Kita-ku, Yokohama-shi, Kanagawa
Area of Land	5,043.40 m²
Total Floor Area	16,549.50 m²
Level	Four levels plus one basement
Date of Construction	March 5, 1982
Tenant	Ito-Yokado

Major Tenants
(Omitted)

Transition of Occupancy Ratio
(Omitted)

Performance Review
Portfolio Classified by Region (based on appraisal value of twenty properties)
(Omitted)

State of Investment Unit

Japan Retail Fund Investment Corporation: fluctuation of price of investment unit (up to the closing price of September 30, 2004)

Fluctuations of price of investment unit and trading volume of the Investment Corporation at the Tokyo Stock Exchange from March 12, 2002 (date on which the investment unit was listed) to

September 30, 2004 are as follows:
(Omitted)

Outline of the Asset Manager

Japan Retail Fund Investment Corporation entrusts its asset management business to Mitsubishi Corp.-UBS Realty Inc., which is its asset manager, by entering into an asset management entrustment agreement. Mitsubishi Corp.-UBS Realty Inc. aims to offer safe and attractive investment opportunities by utilizing network of Mitsubishi Corporation with huge number of clients among various industries, its business know-how related to real estate market in Japan which has been fostered in large-scale real estate development businesses, its cutting-edge financial know-how, its performances and experience of management of various funds such as venture capital funds and business acquisition funds, as well as performances and experience of UBS group related to management of real estate as a real estate investment advisor in U.S., Great Britain and Australia and its management know-how and performances related to securities investment trust in Japan.

II. ANNUAL REPORT

General Condition of Asset Management

1. Operating Results and Financial Position

Period		First Accounting Period	Second Accounting Period	Third Accounting Period	Fourth Accounting Period	Fifth Accounting Period
Settlement Date		August 2002	February 2003	August 2003	February 2004	August 2004
Operating revenues	million ¥	1,350	1,453	5,920	6,947	8,692
(Rental revenues)	million ¥	(1,350)	(1,453)	(5,920)	(6,947)	(8,692)
Operating expenses	million ¥	509	539	3,347	4,077	5,220
(Rental expenses)	million ¥	(327)	(340)	(2,885)	(3,464)	(4,422)
Operating income	million ¥	841	914	2,572	2,870	3,471
Ordinary income	million ¥	696	757	2,303	2,581	3,175
Net income (a)	million ¥	694	756	2,302	2,580	3,172
Net asset value (b)	million ¥	24,356	24,418	76,223	76,501	119,361
(comparison with the previous period)	%	(-)	(+0.3)	(+212.1)	(+0.4)	(+56.0)
Total assets (c)	million ¥	44,064	45,012	126,377	169,891	200,686
(comparison with the previous period)	%	(-)	(+2.1)	(+180.8)	(+34.4)	(+18.1)
Total Unitholders' capital	million ¥	23,662	23,662	73,921	73,921	116,118
(comparison with the previous period)	%	(-)	(0.0)	(+212.4)	(0.0)	(+57.2)
Number of investment units issued and outstanding (d)	unit	52,400	52,400	152,502	152,502	219,502
Net asset value per unit (b)/(d)	¥	464,824	466,010	499,820	501,643	543,781
Total distribution (e)	million ¥	694	756	2,302	2,580	3,172
Distribution per unit (e)/(d)	¥	13,252	14,438	15,095	16,918	14,452
(Profit-sharing per unit)	¥	(13,252)	(14,438)	(15,095)	(16,918)	(14,452)
(Excess profit-sharing per unit)	¥	(-)	(-)	(-)	(-)	(-)
Ratio of ordinary income to total assets (Note 3)	%	1.6 (3.4)	1.7 (3.4)	2.7 (5.3)	1.7 (3.5)	1.7(3.4)
Profit ratio to net worth (Note 3)	%	2.9 (6.1)	3.1 (6.3)	4.6 (9.1)	3.4 (6.8)	3.2(6.4)
Net worth ratio (b)/(c)	%	55.3	54.3	60.3	45.0	59.5
(increasing and decreasing compared with the previous period)		(-)	(-1.0)	(+6.0)	(-15.3)	(+14.5)
Pay-out ratio (e)/(a)	%	100.0	100.0	100.0	100.0	100.0
(Other information for reference)						
Rental Net Operating Income (NOI) Note 3	million ¥	1,308	1,407	3,878	4,564	5,767
Net Profit Margin Note 3	%	51.4	52.1	38.9	37.1	36.5

Debt Service Coverage Ratio Note 3	multiple	26.2	22.8	116.6	35.5	33.9
Funds from Operation (FFO) per unit Note 3	¥	18,696	20,067	20,629	24,007	21,273
Funds from Operation (FFO) multiples Note 3	multiple	12.0	12.9	15.0	14.2	19.1
Possible distribution per unit after adjustment of non-current tax etc. Note 4	¥	10,133	10,928	12,660	14,112	13,521

Note 1: Consumption tax, etc. are not included in operating revenues, etc.

Note 2: Unless stated in particular, fractions less than the figures indicated above were omitted.

Note 3: Figures were calculated pursuant to the following formulas. Figures in parentheses were annualized, as the Investment Corporation commenced its operation from March 13, 2002 and actual days of operation was only 172 days for first accounting period, 181 days for second accounting period, 184 days for third accounting period, 182 days for fourth accounting period and 184 days for fifth accounting period.

Ratio of ordinary income to total assets	Ordinary income/Average total assets Average total assets=(Beginning total assets + Term-end total assets)÷2
Profit ratio of net worth	Net income/Average net asset value Average net asset value =(Beginning net asset value + Term-end net asset value)÷2
Rental NOI	Rental Net Operating Income (Rental revenues − Rental expenses)+ Depreciation expenses
Net profit margin	Net income/Operating revenues
Debt Service Coverage Ratio	Net income before interest amortization/Interest expense
FFO per unit	(Net income + Depreciation expenses + Other real estate related depreciation)/Number of investment units issued and outstanding
FFO multiples	Price of investment unit as of the end of accounting period/annualized FFO per unit

Note 4: The substantial amount of non-current tax etc. on acquisition time of the estates etc. is not included in the acquisition cost and it shows the "possible distribution per unit"(approximate calculation) assumed in the case the amount corresponding to the relevant calculation period is allocated on expenses. In addition, the relevant numbers are not subject to auditing.

2. Development of Asset Management of This Period

(1) Principal Progress of the Investment Corporation:

The Investment Corporation was incorporated on September 14, 2001 under the Law Concerning Investment Trusts and Investment Corporations of Japan and listed its units on the Tokyo Stock Exchange on March 12, 2002 as a first investment corporation specializing in operation of commercial facilities in Japan (Issue Name Code:8953). Immediately after the listing, the Investment Corporation acquired 4 commercial facilities, during the third period acquired 6 new properties, and during the forth period acquired 6 new properties. Thereafter, 4 new properties have been acquired additionally and as of the end of the fifth period (August 31, 2004), a total of 20 properties are being operated.

(2) Results of Operation

As our management policy, we basically seek to build an optimum portfolio consisting of "income-type real properties which can produce relatively stable cash flow over medium- and long-term" and "growth-type real properties which can offer potential growth of cash flow through shifting tenants, etc." while investing only in commercial facilities throughout Japan. Income-type real properties are supported by long-term (over ten years) lease agreements with excellent tenants centering around Ito-Yokado, AEON and KINTETSU department store, and the occupancy ratios of such properties have always been maintained at 100% to obtain a very stable rental income. Furthermore, in accordance with the Investment Corporation's investment strategy to construct a portfolio focusing on two investment segments - properties located at the center of the city and properties located in the suburbs with long-term lease agreements with successful tenants - during the current period, Toshi Hojin acquired three income-type real properties: ESQUISSE Omotesando Annex (an urban commercial building containing stores), AEON Sapporo Naebo Shopping Center, and Ito-Yokado Amijima (suburban commercial facilities).

Additionally, for income/growth-type real property, Toshi Hojin acquired ESQUISSE Omotesando. As a result thereof, the Investment Corporation's growth-type real properties and income/growth-type real properties aimed at maximizing the potential value of the commercial facilities now total four, including Hakata Riverain/eeny meeny miny mo, Abiko Shopping Plaza and the Nara Family property.

(3) Summary of financing

(Omitted)

(4) Summary of performance and allotment

(Omitted)

3. State concerning Capital Increase Etc.

Outline of capital increase, etc. during current term and before the previous term is as listed below:

Date	Outline	Number of Investment Units Issued and Outstanding (units)		Unitholders' Capital (¥ in millions)		Notes
		Increase or Decrease	Balance	Increase or Decrease	Balance	
September 14, 2001	Private Placement Incorporation	400	400	200	200	Note 1
March 12, 2002	Capital Increase through Public Offering	52,000	52,400	23,462	23,662	Note 2

March 4, 2003	Public Offering for Capital Increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of Investment Units to a Third Party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public Offering for Capital Increase	67,000	219,502	42,267	116,188	Note 5

Note 1 The *toshi hojin* was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds for acquiring new real property.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds for acquiring new real property.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds for acquiring new real property.

[Fluctuation of Market Price of the Investment Certificate]

The highest and the lowest price of the investment certificate on the Tokyo Stock Exchange REIT Market on which the investment certificates are listed shall be as follows.

Term	First Accounting Period	Second Accounting Period	Third Accounting Period	Fourth Accounting Period	Fifth Accounting Period
Settlement Date	August 2002	February 2003	August 2003	February 2004	August 2004
Highest	¥484,000	¥578,000	¥650,000	¥712,000	¥805,000
Lowest	¥433,000	¥466,000	¥518,000	¥595,000	¥685,000

4. State of Distributions Etc.

The Investment Corporation decided to distribute total amount of retained earnings at end of period (excluding fractions less than one yen with regard to distribution per investment unit) so that the maximum amount of profit-sharing will be deducted as expenses pursuant to the special treatment of taxation (Article 67-15 of the Special Taxation Measures Law). As a result, distribution per investment unit amounted to ¥14,452.

Period	First Accounting Period	Second Accounting Period	Third Accounting Period	Fourth Accounting Period	Fifth Accounting Period
Settlement Date	August 2002	February 2003	August 2003	February 2004	August 2004
Net income	694,417 thousand yen	756,559 thousand yen	2,302,051 thousand yen	2,580,043 thousand yen	3,172,252 thousand yen
Accumulated earnings	12 thousand yen	20 thousand yen	54 thousand yen	69 thousand yen	9 thousand yen
Total cash distribution (Distribution per unit)	694,404 thousand yen (13,252 yen)	756,551 thousand yen (14,438 yen)	2,302,017 thousand yen (15,095 yen)	2,580,028 thousand yen (16,918 yen)	3,172,242 thousand yen (14,452 yen)
Total profit-sharing (Profit-sharing per unit)	694,404 thousand yen (13,252 yen)	756,551 thousand yen (14,438 yen)	2,302,017 thousand yen (15,095 yen)	2,580,028 thousand yen (16,918 yen)	3,172,242 thousand yen (14,452 yen)
Total investment refund (Investment refund per unit)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)

5. Future Investment Policy and Issues to be Resolved
(Omitted)

6. Material Subsequent Facts
Not applicable.

OUTLINE OF THE INVESTMENT CORPORATION

1. State of Investment

	First Accounting Period as of August 31, 2002	Second Accounting Period as of February 28, 2003	Third Accounting Period as of August 31, 2003	Fourth Accounting Period as of February 29, 2004	Fifth Accounting Period as of August 31, 2004
Total Number of Investment Units to be Issued	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units
Total Number of Investment Units Issued and Outstanding	52,400 Units	52,400 Units	152,502 Units	152,502 Units	219,502 Units
Number of Unitholders	8,046 Persons	6,756 Persons	11,648 Persons	11,481 Persons	13,117 Persons

2. Major Unitholders

Major unitholders as of August 31, 2003 are as follows:

Name	Address	Number of units owned by unitholders	Ratio of number of units owned by unitholders to number of units issued and outstanding
		Unit	%
Mitsubishi Corporation	6-3 Marunouchi, 2-chome, Chiyoda-ku, Tokyo	10,975	5.00
Japan Trustee Services Bank Ltd, Trust Account	8-11 Harumi, 1-chome, Chuo-ku, Tokyo	10,206	4.65
The Chugoku Bank	15-20 Marunouchi, 1-chome, Okayama-shi, Okayama	8,111	3.70
The Bank of Ikeda	1-11 Jyonan, 2-chome, Ikeda-shi, Osaka	6,443	2.93
Trust & Custody Services Bank, Ltd. Securities Investment Trust Account	Harumi Island Triton Square Office Tower Z, 8-12 Harumi, 1-chome, Chuo-ku, Tokyo	6,302	2.87

The Joyo Bank	5-5 Minamimachi, 2-chome, Mito-shi, Ibaraki	5,948	2.71
AIG Star Life Insurance Co, Ltd.	3-14 Higashishinagawa, 2-chome, Shinagawa-ku, Tokyo	5,857	2.67
The Bank of New York Treaty JASDEX Account	Global Custody, 32nd Floor One Wall Street, New York, NY 10286, U.S.A.	5,783	2.63
The Hokuyo Bank	3-11, Odori-Nishi, Chuo-ku, Sapporo, Hokkaido	5,773	2.63
Melon Bank ABN AMRO Global Custody NV	One Boston Place Boston, MA 02108	4,229	1.93
The Shinwa Bank, Ltd.	10-12 Shimase-cho, Sasebo-shi, Nagasaki	3,800	1.73
The Master Trust Bank of Japan, Ltd. Trust Account	11-3 Hamamatsu-cho, 2-chome, Minato-ku, Tokyo	3,599	1.64
The Hiroshima Bank	3-8 Kamiya-cho, 1-chome, Naka-ku, Hiroshima-shi, Hiroshima	3,543	1.61
Goldman Sachs International	133 Fleet Street London EC4A 2BB, U.K.	3,324	1.51
Kansai Urban Banking Corporation	7-21, Shinsaibashisuji, 2-chome, Chuo-ku, Osaka-shi, Osaka	3,215	1.46
The Yamanashi Chuo Bank, Ltd.	20-8 Marunouchi, 1-chome, Kofu-shi, Yamanashi	3,093	1.41
Zibralta Life Insurance	13-10, Nagatacho 2-chome, Chiyoda-ku, Tokyo	2,986	1.36
American Life Insurance Company GAL	3-14, Higashishinagawa, 2-chome, Shinagawa-ku, Tokyo	2,860	1.30
SIS SegaInterSettle AG	7-1, Maruouchi, 2-chome, Chiyoda-ku, Tokyo	2,655	1.21
The Fuji Fire and Marine Insurance	18-11 Minamisenba, 1-chome, Chuo-ku, Osaka-shi, Osaka	2,579	1.17
Total		101,281	46.12

3. Names, Etc. of Executive Director and Supervisory Directors as of End of Period

Post	Name	Major Concurrent Post, Etc.
Executive Director	Yuichi Hiromoto	President and Representative Director of Mitsubishi Corp.-UBS Realty Inc.
Supervisory Director	Shuichi Namba	Attorney-at-law of Momo-o, Matsuo & Namba
Supervisory Director	Masayoshi Sato	Certified Public Accountant of Tokyo Kyodo Accounting Office

Note: Neither the Executive Director nor the Supervisory Directors hold investment units of the Investment Corporation in its own name or that of others. Supervisory Directors may hold office in other companies other than those listed above; however, there is no conflict of interest between those companies (including those listed above) and the Investment Corporation.

4. Names of Investment Trust Management Company, Custodian and General Administrator as of End of Period

Classification of Business	Name
Investment Trust Management Company (Asset Manager)	Mitsubishi Corp.-UBS Realty Inc.
Custodian	The Mitsubishi Trust & Banking Corp.
General Administrator (Transfer of register, etc.)	The Mitsubishi Trust & Banking Corp.

State of Investment Assets of the Investment Corporation

1. Composition of the Investment Corporation's Assets

Classification of Assets	Region	Fourth Accounting Period (as of February 29, 2004)		Fifth Accounting Period (as of August 31, 2004)	
		Total Amount of Holdings	Percentage of Total Assets	Total Amount of Holdings	Percentage of Total Assets
		(¥ in millions)	(%)	(¥ in millions)	(%)
Trust property	Tokyo metropolitan area	60,083	35.4	80,500	40.1
	Osaka and Nagoya metropolitan area	61,875	36.4	61,580	30.7
	Other metropolitan areas	37,065	21.8	46,198	23.0
	Sub-total	159,024	93.6	188,280	93.8
Deposit and other assets		10,866	6.4	12,406	6.2
Total Assets		169,891	100.0	200,686	100.0

Note 1: Total amount of holdings are based on the balance sheet value (with regard to trust property, the depreciated book value) as of the end of period.

2. Major Holdings

Outline of major assets held by the Investment Corporation are as follows:

Name of Property	Book Value	Number of Property	Leasable Area	Leased Area	Occupancy Rate (Note 1)	Rental Income as Percentage of Total Revenue (Note 1)	Major Use
	(¥ in millions)		m²	m²	%	%	
Sendai Nakayama Shopping Center (trust beneficiary interests)	10,003	1	46,248.96	46,248.96	100.0	5.4	Commercial facility
ESPA Kawasaki (trust beneficiary interests)	9,904	1	56,891.15	56,891.15	100.0	4.0	Commercial facility
Osaka Shinsaibashi 8953 Building (trust beneficiary interests)	14,085	1	13,666.96	13,666.96	100.0	4.8	Commercial facility
JUSCO Chigasaki Shopping Center (trust beneficiary	8,147	1	63,652.33	63,652.33	100.0	3.2	Commercial facility

interests)							
Hakata Reverain (trust beneficiary interests)	13,137	1	25,742.69	25,669.76	99.7	13.0	Commercial Facility
Ito-Yokado Narumi (trust beneficiary interests)	8,480	1	50,437.91	50,437.91	100.0	3.8	Commercial Facility
Minami Aoyama 8953 Building (trust beneficiary interests)	5,401	1	1,582.48	1,582.48	100.0	2.0	Commercial Facility
Nara Family (trust beneficiary interests)	32,113	1	85,350.25	85,350.25	100.0	26.0	Commercial Facility
Abiko Shopping Plaza (trust beneficiary interests)	10,235	1	43,415.03	43,415.03	100.0	7.9	Commercial Facility
Ito-Yokado Yabashira (trust beneficiary interests)	1,673	1	21,581.65	21,581.65	100.0	0.9	Commercial Facility
Ito-Yokado, Kamifukuokahigashi (trust beneficiary interests)	6,898	1	28,316.18	28,316.18	100.0	2.9	Commercial Facility
Ito-Yokado Nishikicho (trust beneficiary interests)	13,384	1	72,957.52	72,957.52	100.0	5.1	Commercial Facility
8953 Daikanyama Building (trust beneficiary interests)	1,280	1	574.46	574.46	100.0	0.5	Commercial Facility
8953 Harajuku Face Building (trust beneficiary interests)	2,803	1	1,477.62	1,477.62	100.0	1.0	Commercial Facility
Aeon Higashiura Shopping Center (trust beneficiary interests)	6,900	1	100,457.69	100,457.69	100.0	4.3	Commercial Facility
Aeon Kashiihama Shopping Center (trust beneficiary interests)	13,720	1	109,616.72	109,616.72	100.0	5.5	Commercial Facility
Aeon Sapporo Naebo Shoping Center (trust beneficiary interests)	9,337	1	74,625.52	74,625.52	100.0	4.0	Commercial Facility
Esquisse							

Omotesando (trust beneficiary interests)	14,664	1	3,798.42	3,361.39	88.5	4.7	Commercial Facility
Esquisse Omotesando Annex (trust beneficiary interests)	895	1	540.78	540.78	100.0	0.2	Commercial Facility
Ito-Yokado Tsunashima (trust beneficiary interests)	5,210	1	17,502.06	17,502.06	100.0	0.8	Commercial Facility
Total (Note 2)	188,280	20	818,436.38	817,926.42	99.9	100.0	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

3. Capital Expenditures for Holdings:
(Omitted)

State of Expenses and Debts

1. Breakdown of Expenses for Management

(Thousand yen)

Items	Fourth Period (From September 1, 2003 to February 29, 2004)	Fifth Period (From March 1, 2004 to August 31, 2004)
(a) Asset management fee	473,213	597,668
(b) Asset custody fee	23,208	32,679
(c) General administrative fee	58,540	87,272
(d) Directors fee	1,800	1,800
(e) Other expenses	56,047	79,412
Total	612,809	798,833

Note: In addition to the above asset management fee, management fees for acquiring properties included in the purchase price of each real estate invested are 352,936 thousand yen for the fourth period and 236,960 thousand yen for the fifth period.

2. Borrowings

Borrowings as of the date of settlement of accounts from each financial institution are as listed below:

Division	Parties from which borrowing was made	Borrowing Date	Balance at the end of the previous period	Balance at the end of the current period (Note 3)	Average interest rate (Note 1)	Due date	Repayment method	Use	Remarks
Short-term debts			Million yen	Million yen	%				
	The Bank of Tokyo Mitsubishi, Ltd.	June 24, 2004	-	2,380	1.1	June 17, 2005	Lump sum at due date	Note 2	With security and no guaranty
	The Mitsubishi Trust and Banking Corporation		-	1,190	1.1				
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	1,190	1.1				
	Sub-total			4,760					
Long-term debts			Million yen	Million yen	%				
	The Bank of Tokyo Mitsubishi, Ltd.	March 13, 2002	2,084	2,084	1.1	March 13, 2007	Lump sum at due date	Note 2	With security and no guaranty
	The Mitsubishi Trust and Banking Corporation		1,043	1,043	1.1				
	The Chuo Mitsui Trust and Banking, Co., Ltd.		1,043	1,043	1.1				
	The Bank of Tokyo Mitsubishi, Ltd.	March 31, 2004	-	2,500	0.6	March 31, 2009	Lump sum at due date	Note 2	With security and no guaranty
	The Mitsubishi Trust and Banking Corporation		-	1,250	0.6				
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	1,250	0.6				
	The Bank of Tokyo Mitsubishi, Ltd.	March 31, 2004	-	5,000	0.7	March 31, 2006	Lump sum at due date	Note 2	With security and no guaranty
	The Mitsubishi Trust and Banking Corporation		-	2,500	0.7				

	The Chuo Mitsui Trust and Banking, Co., Ltd.	March 31, 2004	-	2,500	0.7	March 31,2009	Lump sum at due date	Note 2	With security and no guaranty
	Nippon Life Insurance Company		-	5,000	1.3				
	Sub-total		4,170	24,170					
Total			4,170	28,930					

Note 1: The average interest rate for long-term debts shows the weighted interest rate average after consideration of interest rate for interest rate swap accrued on the balance at the end of the period.

Note 2: The funds are used for purchasing beneficial interests in the real estate trust and refunding borrowing.

3. Investment Corporation Bonds

Not applicable

State of Acquisition During the Current Period

1., 2. and 3.

(Omitted)

4. Trading with Interested Parties, etc.

(1) Tradings

There is no trading of specified assets with interested parties, etc. during this period.

(2) Amount of fees, etc. to interested parties, etc.

Division	Total fees A	Details of trading with interested parties, etc.		B/A
		Payee	Amount of payment B	
	Thousand yen		Thousand yen	%
Real estate rental intermediary fee	18,747	Diamond City Co., Ltd	6,680	35,6
Property management fee	353,174	Diamond City Co., Ltd	256,654	72,7

Note 1: Interested parties mean the interested parties of the investment trust management company with which the Investment Corporation has entered into the asset management consignment agreement as prescribed by Article 20 of the Enforcement Ordinances of the Law Concerning Investment Trusts and Investment Corporations, and Diamond City Co., Ltd. to which the fee was paid during this period is described as such.

Note 2: The real estate trading brokerage fee paid upon the acquisition of the properties is calculated based on the acquisition cost of the relevant properties.

Note 3: Other than the above payment fee, the constructing supervisory payment fee to the interested parties during the this period is as below:
Diamond City Co., Ltd. 2,569 thousand yen
Diamond Family Co., Ltd. 1,047 thousand yen

5. State of Trading of Asset Between Asset Manager and the Investment Corporation when Asset Manager is Concurrently Engaged in Securities Business, Realty Business and Real Estate Special Joint Business

Asset Manager (Mitsubishi Corp. -UBS Realty Inc.) is never engaged in such business as described above so that there is no applicable trading.

III. BALANCE SHEET

	This Period (As of August 31, 2004)			Previous Period (As of February 29, 2004) (for reference)		
	Amount (¥ in thousands)		Composition Ratio (%)	Amount (¥ in thousands)		Composition Ratio (%)
ASSETS						
Current assets:						
Cash and deposit		2,589,482			1,369,728	
Trust cash and trust deposit		5,769,380			4,755,143	
Rental receivables		422,900			398,188	
Consumption tax refundable		202,888			911,720	
Other current assets		218,324			245,328	
Total current assets		9,202,977	4.6		7,680,109	4.5
Non-current assets:						
Property and equipment:						
Trust buildings	76,865,627			67,814,478		
Accumulated depreciation	3,608,907	73,256,720		2,274,578	65,539,899	
Trust building improvements	3,787,191			3,507,052		
Accumulated depreciation	270,567	3,516,623		167,223	3,339,829	
Trust machinery and equipment	142,171			142,145		
Accumulated depreciation	9,559	132,612		5,730	136,414	
Trust industrial tool and material	851,453			693,204		
Accumulated depreciation	96,499	754,953		48,007	645,196	
Trust land		106,802,323			85,644,426	
Total property and equipment		184,463,234	91.9		155,305,766	91.4
Intangible fixed assets:						
Trust leasehold interest		3,691,999			3,595,259	
Trust and other intangible fixed assets		124,919			123,383	
Total intangible fixed assets		3,816,919	1,9		3,718,643	2.2
Investments, etc.:						
Tenant leasehold and security deposits		2,818,132			2,834,977	
Long-term prepaid expenses		53,293			41,025	
Deferred losses from hedge transactions		67,299			42,074	
Other investments and assets		207,930			198,940	
Total investments, etc.		3,147,355	1.6		3,117,017	1.8
Total non-current assets		191,427,509	95.4		162,141,427	95.4
Deferred assets:						
Organization costs		55,696			69,620	
Total deferred assets		55,696	0.0		69,620	0.1
Total Assets		200,686,183	100.0		169,891,156	100.0

	This Period (As of August 31, 2004)			Previous Period (As of February 29, 2004) (for reference)		
	Amount (¥ in thousands)		Composition Ratio (%)	Amount (¥ in thousands)		Compositio n Ratio (%)
LIABILITIES						
Current liabilities:						
Sales debt		400,682			461,242	
Short-term debt		4,760,000			38,528,000-	
Accounts payable		135,909			13,749	
Accrued expenses		415,865			517,115	
Income tax payable, etc.		605			1,022	
Rent received in advance		648,284			553,118	
Deposit received		745,837			710,288	
Other current liabilities		19,841			208,900	
Total current liabilities		7,127,025	24.1		40,993,438	24.1
Non-current liabilities:						
Long-term debt		24,170,000			4,170,000	
Tenant leasehold and security deposits		49,960,841			48,183,934	
Debt from derivatives		67,299			42,074	
Total non-current liabilities		74,198,140	30.9		52,396,008	30.9
Total Liabilities		81,325,165	40,5		93,389,446	55.0
UNITHOLDERS' EQUITY						
Unitholders' equity:						
Unitholders' capital		116,188,696	57,9		73,921,612	43.5
Retained earnings:						
Inappropriate retained earnings at the end of the period		3,172,321			2,580,097	
Total retained earnings		3,172,3321	1.6		2,580,097	1.5
Total Unitholders' Equity		119,361,017	59,5		76,501,709	45.0
Total Liabilities and Unitholders' Equity		200,686,183	100.0		169,891,156	100.0

IV. STATEMENT OF INCOME

Subjects \ Period	This Period For the Period from March 1, 2004 to August 31, 2004		Previous Period For the Period from September 1, 2003 to February 29, 2004		Increase or Decrease	
	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)
Ordinary Income or Loss						
Operating Income or Loss						
Operating revenues:	8,692,003	100.0	6,947,818	100.0	1,744,184	25.1
Rental revenues *1	8,692,003		6,947,818		1,744,184	
Operating expenses:	5,220,994	60.1	4,077,341	58.7	1,143,563	28.0
Property-related expenses *1	4,422,160		3,464,621		957,538	
Asset management fees	597,668		473,213		124,455	
Compensation of Officers	1,800		1,800		-	
Custodian fees	32,679		23,208		9,470	
General administration fees	87,272		58,540		28,732	
Others	79,412		56,047		23,365	
Operating income	3,471,009	39.9	2,870,387	41.3	600,621	20.9
Non-operating Income or Loss						
Non-operating revenues:	19,944	0.2	14,975	0.2	4,968	33.2
Interest received	48		30		18	
Refund of fixed assets tax and other taxes	10,837		-		10,837	
Other non-operating Income or Loss	9,057		14,945		△5,887	
Non-operating expenses:	315,549	3.6	304,318	4.4	11,230	3.7
Interest expense	142,178		106,397		35,780	
Loan-related costs	46,616		-		46,616	
Cost of issuance of new investment units	98,912		158,444		△59,531	
Amortization of organization costs	13,924		13,924		-	
Other non-operating expenses	13,918		25,553		△11,634	
Ordinary income	3,175,403	36.5	2,581,044	37.1	594,358	23.0
Income before income taxes	3,175,403	36.5	2,581,044	37.1	594,358	23.0
Income taxes and other taxes	3,130		1,022		2,108	
Adjustment of income taxes, etc.	21		△21		42	
Net income	3,172,252	36.5	2,580,043	37.1	592,208	23.0
Retaining earnings at the beginning of the period	69		54		14	
Retained earnings at the end of the period	3,172,321		2,580,097		592,223	

Explanatory Notices
(Omitted)

V. Statement of The Distribution
(Omitted)

VI. CERTIFIED COPY OF REPORT OF INDEPENDENT ACCOUNTANTS

REPORT OF INDEPENDENT ACCOUNTANTS

October 14, 2004

To: Japan Retail Fund Investment Corporation
Board of directors

Chuo Aoyama Audit Corporation

Signature ____________________ [Seal]
Shuichiro Hayashi
Certified Public Accountant
Representative Member
Member in Charge

Signature ____________________ [Seal]
Takeshi Shimizu
Certified Public Accountant
Representative Director
Member in Charge

We have audited the financial documents, namely balance sheet, the related profit and loss statement, the annual report (limited to the part related to the accounts) and the accounts concerning cash distribution, and the supplementary statement (limited to the part related to the accounts) of Japan Retail Fund Investment Corporation for the period from March 1, 2004 to August 31, 2004. The parts related to the accounts in the annual report and the supplementary statement, which we have audited, was prepared based on the accounting books. The responsibility of the creation of this financial documents and supplementary statement is upon the manager and our responsibility, from independent position, is upon expressing opinions for the financial documents and supplementary statement.

We have audited the financial statements referred to above in conformity with the auditing standards generally accepted fair and appropriate in Japan and took necessary auditing procedures. The auditing standards seek to obtain reasonable assurance about whether the financial documents and supplementary statement are free of material misstatement. The auditing is based upon testing audit, and it involves the examination of the exhibit of the entire financial documents and supplementary statement including the accounting policy and its application methods adopted by the manager and evaluation of estimates done by the manager. As a result of the auditing, we judge that we have achieved a reasonable basis for our opinion.

In our opinion,

(1) The balance sheet and the profit and loss statement referred to above present fairly the financial position and the results of its operations of the Investment Corporation in

conformity with the laws and regulations as well as its articles of incorporation;

(2) The annual report (limited to the part related to the accounts) present fairly the financial position and the operating results of the Investment Corporation in conformity with the laws and regulations as well as its articles of incorporation;

(3) The accounts concerning cash distribution referred to above is in conformity with the laws and regulations as well as its articles of incorporation; and

(4) With regard to the supplementary statement (limited to the part related to the accounts), there is no matter to indicate pursuant to the provisions of the Law concerning Investment Trust and Investment Corporation.

There are no interests which are required to be indicated pursuant to the provision of the Certified Public Accountant Law, between the Investment Corporation and the Audit Corporation or its member in charge.

End

VII. STATEMENT OF CASH FLOWS (FOR REFERENCE)

Subjects \ Period	For the Period from March 1, 2004 to August 31, 2004	For the Previous Period from September 1, 2003 to February 29, 2004	Subjects \ Period	For the Period from September 1, 2003 to February 29, 2004	For the Previous Period from March 1, 2003 to August 31, 2003
	Amount (¥ in thousands)	Amount (¥ in thousands)		Amount (¥ in thousands)	Amount (¥ in thousands)
I Cash Flows from Operating Activities:			II Cash Flows from Investing Activities:		
Income before income taxes	3,175,403	2,581,044	Purchases of property and equipment	△30,672,711	△45,060,306
Depreciation	1,497,342	1,081,214	Purchases of intangible fixed assets	△104,068	△1,157,157
Amortization costs of long-term prepaid expenses	1,185	5,342	Revenue from tenant leasehold and security deposits	16,145	7,616
Amortization of organization costs	13,924	13,924	Purchases of other investments and assets	△8,990	△12,038
Loss on retirement of fixed assets	22,693	44,910	Proceeds from tenant leasehold and security deposits	1,776,906	4,480,243
Interest received	△48	△30	Net cash used in investing activities	△28,992,717	△41,741,642
Interest expense	142,178	106,397	III Cash Flows from Financing Activities:		
Increase or Decrease of rental receivables	△24,712	△88,317	Proceeds from short-term debt	4,760,000	38,528,000
Increase or Decrease of consumption tax refundable	708,832	674,511	Payment for short-term debt	△38,528,000	-
Increase or Decrease of operating accounts payable	△60,560	24,382	Proceeds from long-term debt	20,000,000	-
Increase or Decrease of accounts payable	122,159	△319,086	Payment of dividends	△2,576,814	△2,294,641
Increase or Decrease of accrued unpaid expenses	△82,381	237,160	Proceeds from issuance of investment units	42,267,084	-
Increase or	95,165	185,356	Net cash	25,922,269	36,233,358

Decrease of advance received			provided by financing activities		
Payments for long-term prepaid expenses	△13,454	△16,755	IV Net Change in Cash and Cash Equivalents	2,233,991	△1,053,383
Increase or Decrease of deposit received	35,548	△125,122	V Cash and Cash Equivalents at the Beginning of the Period	6,124,871	7,178,254
Others	△165,312	101,713	VI Cash and Cash Equivalents at the End of the Period	8,358,862	6,124,871
Sub-total	5,467,963	4,506,645			
Interest received	48	30			
Payment of interest	△161,046	△51,168			
Payment of corporate tax	△2,525	△605			
Net cash provided by operating activities	5,304,440	4,454,901			

Note: The statement of cash flows was prepared pursuant to the "Regulation Concerning Terms, Forms and Method of Preparation of Financial Statements, Etc." (1963 Ordinance of the Ministry of Finance No. 59) and has been attached hereto for reference. This statement of cash flows has not been audited by the auditor as it is not the object of auditing prescribed in the provision of Article 129, Paragraph 4 of the Law concerning Investment Trust and Investment Corporation.

(Omitted)

VIII. INFORMATION FOR INVESTORS

(Omitted)

EXHIBIT C

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Items 8 to 32.

September 1, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that Japan Retail Fund Investment Corporation has decided today to enter into an interest rate swap agreement with respect to moneys borrowed on March 31, 2004 (the "Secured Long-Term Borrowings of ¥5,000 Million").

1. Reasons for executing the interest swap agreement:
   To hedge risks of interest rates rising with respect to the Secured Long-Term Borrowings of ¥5,000 Million, which have been made on a floating rate basis.

2. Description of the interest rate swap agreement:

(1) Party from which the borrowing is made:
The Bank of Tokyo-Mitsubishi, Ltd.

(2) Notional amount:
¥5,000 million

(3) Interest rate:
Fixed interest payments: 1.507%
Floating interest receipt: 3 month TIBOR + 0.54%

(4) Commencement date:
September 30, 2004

(5) Termination date:

March 31, 2009

(6) Interest payment date:

For both fixed and floating rates, the last day of March, June, September and December, respectively, and the date of termination of the agreement

* As a result of entering into this swap agreement, the interest rate with respect to the Secured Long-Term Borrowings of ¥5,000 Million has been fixed at 1.507% until March 31, 2009.

- End -

September 6, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Damage Caused by Earthquake

Strong earthquakes occurred twice yesterday in the coastal area of the Kii Peninsula, first at 7:07p.m. and second at 11:57p.m. The results of checking on damage after the earthquake are provided below:

1. Damages to Nara Family
   - Cracks were found in the walls of various parts of the building including stairwells used by customers.
   - Walls of the UNIQLO store were partly damaged, and one window was also broken.
   - One light fixture fell off.

   No damage has been found so far in the elevators, escalators, elevated water tanks and other similar parts of the building.

2. Damages to 8953 Osaka Shinsaibashi Building
   No particular damage was found.

3. Damages to Ito-Yokado Narumi
   No particular damage was found.

4. Damages to AEON Higashiura Shopping Center

- Pipes of a foam fire extinguishing system in the multilevel car parking tower were broken in two places and the extinguishing agent was leaking from such places.

The overall extent of damage from the earthquake was small, and we expect that there will be no material effect on the management of the Investment Corporation's assets. If we find any other material damage in the future, we will notify you.

- End -

September 8, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Scheduled Replacement of Director of Investment Trust Management Company

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., an investment trust management company (Asset Manager) to which the Investment Corporation has entrusted with the asset management business, held a meeting of the Board of Directors on September 8, 2004 and resolved to submit a proposal for recommending Mr. Yasuyuki Sakata as candidate for Director to the extraordinary general meeting of Unitholders scheduled to be held on September 30, 2004.

(New Appointment)

Director (Part-time) Yasuyuki Sakata

(Retirement)

Director (Part-time) Hideyuki Sato

* Brief history of the new Director is as described in the Attachment.

Pursuant to the provisions of the Law Concerning Investment Trusts and Investment Corporations, the above matter will be filed with the Commissioner of the Financial Services

Agency and The Investment Trusts Associations, Japan, as changes in the names of Directors and Auditors.

- End -

(Attachment)

Title	Name	Brief History	
Director (Part-time)	Yasuyuki Sakata	April 1978	Joined Mitsubishi Corporation, Fuel Management Division
		November 1983	Osaka Branch Management Division
		October 1986	International Finance Division
		December 1989	Leave of absence Dispatched to Mitsubishi Acceptance Corporation (Irvine)
		May 1991	Dispatched to Mitsubishi Motors Credit of America (Irvine)
		February 1994	Mitsubishi International Corporation Head Office (New York)
		February 1998	Finance Department, Project Financing Office
		January 1999	Financial Services Division
		April 2002	Investment Banking & Financial Services Unit, General Manager

September 28, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property

We hereby inform you that Japan Retail Fund Investment Corporation (the "Investment Corporation") determined today to acquire the property described below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust (Trustee: The Mitsubishi Trust and Banking Corporation)

(2) Name of the properties: Bic Camera Tachikawa

(3) Building name: Tachikawa Akebono-cho 8953 Buiding

(4) Acquisition price: ¥11,920 million

(5) Acquisition date: September 29, 2004 (conclusion of agreements for transfer of beneficial interests in the trust)
September 29, 2004 (execution of the transfer)

(6) Parties from which the properties have been acquired:
Isetan Company Limited

(7) Funds for the acquisition: Funds on hand and borrowed funds

2. Reasons for the acquisition:

The Investment Corporation made the determination to acquire the property in accordance with its basic investment policy of asset management and investments set forth in its Articles of Incorporation and to enhance its property portfolio in the Tokyo metropolitan area and the income-type property assets within its portfolio.

[Translation of our evaluation of the property is omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1) Name: Isetan Company Limited

(2) Location of head office: 14-1, Shinjuku 3-chome, Shinjuku-ku, Tokyo

(3) Representative: Nobukazu Mutou

(4) Capital: ¥35 billion

(5) Main business activities: Department store

(6) Relationship with the Investment Corporation: none

5. Future Prospect:

This acquisition will not have influence on the management conditions of the fund for the accounting period ending August 2004.

- End -

September 28, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing and Repayment

We hereby inform you that in view of our future growth strategy, an unsecured credit facility has been established for the purpose of the acquisition of new property and refinancing, and the following decisions have been made regarding money borrowing and repayment. Further, we hereby inform you that the decision has been made to release all security on the existing secured long-term loans and the secured back-up facility and replace such loans and facility with unsecured long-term loans and unsecured back-up facility.

1. Outline of the unsecured credit facility:

(1) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, UFJ Bank Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(2) Use of funds

Acquisition of new property and refinancing

(3) Total facility amount

¥80 billion

(4) Interest rate:

Floating rate

(5) Method of borrowing:

Unsecured and unguaranteed

(6) Facility period:

1 year

(7) Individual loan period:

1 year

2. New borrowings:

[Unsecured borrowings I]

(1) Reasons for borrowing:

To fund the money to purchase beneficial interests in the real estate trust of "Bic Camera Tachikawa"

(2) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, UFJ Bank Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(3) Amount to be borrowed:

¥12,000 million

(4) (*) Interest rate:

0.47117% (From September 29, 2004 to December 30, 2004)

(*) The interest rate from and after December 30 is yet to be determined. Scheduled to be determined on December 28.

(5) Method of borrowing:

Unsecured and unguaranteed

(6) Interest payment date:

The first interest payment date will be the last day of December 2004 and thereafter, the interest payment date will be the last day of March and June 2005, respectively, as well as the date of repayment of principal.

(7) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal, provided that the scheduled principal may be (partially) repaid on the interest payment dates.

(8) Drawdown date:

September 29, 2004

(9) Final date of repayment of principal:

September 29, 2005

[Unsecured borrowings II]

(1) Reasons for borrowing:

To fund the repayment of the existing secured short-term borrowings

(2) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, UFJ Bank Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(3) Amount to be borrowed:

¥4,760 million

(4) (**) Interest rate:

Yet to be determined.

(5) Method of borrowing:

Unsecured and unguaranteed

(6) Interest payment date:

The first interest payment date will be the last day of December 2004 and thereafter, the interest payment date will be the last day of March and June 2005, respectively, as well as the date of repayment of principal.

(7) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal, provided that the scheduled principal may be (partially) repaid on the interest payment dates.

(8) Drawdown date:

September 30, 2004

(9) Final date of repayment of principal:

September 30, 2005

(**) We will provide notice of the interest rate when it is determined.

3. Repayment of borrowings:

[Secured borrowings]

(1) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and

Banking Corporation and The Chuo Mitsui Trust and Banking Company, Limited

(2) Amount to be repaid:

¥4,760 million

(3) Method of borrowing:

Secured and unguaranteed

Facility loan short-term borrowing by creation of floating pledge over beneficial interests in real estate trust.

(4) Principal repayment date:

September 30, 2004

4. Release of Security on Secured Borrowings:

[Term loan]

(1) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation and The Chuo Mitsui Trust and Banking Company, Limited

(2) Amount to be repaid:

¥4,170 million

(3) Method of borrowing:

Unsecured and unguaranteed

(4) Principal repayment date:

March 13, 2007

[Term loan A]

(1) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation and The Chuo Mitsui Trust and Banking Company, Limited

(2) Amount to be repaid:

¥5,000 million

(3) Method of borrowing:

Unsecured and unguaranteed

(4) Principal repayment date:

March 31, 2009

[Term loan B]

(1) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation and The Chuo Mitsui Trust and Banking Company, Limited

(2) Amount to be repaid:

¥10,000 million

(3) Method of borrowing:

Unsecured and unguaranteed

(4) Principal repayment date:

March 31, 2006

[Reference]

Release of security on secured back-up facility

[Back-up facility]

(1) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation and The Chuo Mitsui Trust and Banking Company, Limited

(2) Use of funds:

Repayment of monies such as fees for facilitating real estate construction

(3) Total facility amount:

¥800 million

(4) Method of borrowing:

Unsecured and unguaranteed

(5) Facility period:

1 year

(6) Individual loan period:

1 year

- End -

[New Releases of R&I, Standard & Poor's and Moody's Japan K.K.]
[Translation omitted.]

September 28, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Assigned Ratings

We hereby inform you that as of September 28, 2004, the Japan Retail Fund Investment Corporation (the "Investment Corporation") was newly assigned the following ratings from credit rating agencies Moody's Investors Service (Moody's), Standard & Poor's (S&P) and Rating and Investment Information, Inc.(R&I).

Credit rating agency	Type	Rating	Outlook
Moody's	Issuer credit rating	A2	Stable
S&P	Long-term credit rating	A+	Stable
	Short-term credit rating	A-1	Stable
R&I	Senior long-term credit rating	AA-	N/A

For further inquiries, such as questions regarding the definitions of the above ratings, please contact the respective credit rating agencies.

- End -

September 29, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rates for the periods specified below have been determined as follows on the borrowing made by the Investment Corporation on September 29, 2004 and the borrowing scheduled to be made by the Investment Corporation on September 30, 2004.

Unsecured long-term borrowing (¥10,000 million)

Interest rate:

From October 1, 2004 to December 30, 2004: 0.68% per annum

Unsecured short-term borrowing (¥4,760 million)

Interest rate:

From September 30, 2004 to December 30, 2004: 0.47% per annum

Interest rate from and after December 30, 2004 has not been determined yet (scheduled to be determined on December 28).

- End -

October 25, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Re: Extent of Damage Caused by Typhoons and Earthquake

We hereby inform you of the extent of damage caused by typhoons that occurred since September and the Niigata Chuetsu Earthquake that occurred on October 23.

- Damage caused by the typhoons

So far we have found the following damage:

Name of property	Extent of damage	Estimated repair cost
AEON Kashiihama Shopping Center	• Fire extinguisher and lights in the car parking were broken • Signs, direction boards, etc. were broken • Some trees fell down • Other similar damages	Approx. ¥6 million
Nara Family	• Ceiling of the multilevel car parking tower was damaged • Water leak occurred in some part • Other similar damages	Under investigation

AEON Higashiura Shopping Center	• Signs and the like were broken • Some trees fell down • Other similar damages	Under investigation
Ito-Yokado Kamifukuoka-higashi	• Area in vicinity of the car parking area was flooded	Under investigation

- Damage caused by the Earthquake

No particular damage was done.

If we find any other damage in the future, we will notify you again.

- End -

December 1, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property

We hereby inform you that Japan Retail Fund Investment Corporation (the "Investment Corporation") determined today to acquire the property described below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate (ownership right in land and building) trust (Trustee: The Chuo Mitsui Trust and Banking Company, Limited)

(2) Name of the properties: AEON Yamato Shopping Center

(3) Acquisition price: ¥16,823 million

(4) Acquisition date: December 1, 2004 (conclusion of agreements for transfer of beneficial interests in the trust)
February 17, 2005 (scheduled acquisition date)

(5) Parties from which the properties have been acquired:
Land: AEONMALL Co., Ltd.
Building: Century Leasing System, Inc.

(6) Funds for the acquisition: Funds on hand and borrowed funds

2. Reasons for the acquisition:

The Investment Corporation made the determination to acquire the property in accordance with its basic investment policy of asset management and investments set forth in its Articles of Incorporation and to enhance its property portfolio in the Tokyo metropolitan area and the income-type property assets within its portfolio.

[Translation of our evaluation of the property is omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of parties from which the property has been acquired:

Land

(1) Name: AEONMALL Co., Ltd.

(2) Location of head office: 5-1, Nakase 1-chome, Mihama-ku, Chiba-shi, Chiba

(3) Representative: Yoshiharu Kawato

(4) Capital: ¥7.7 billion and 96 million

(5) Main business activities: Development and operation of large-scale shopping centers

(6) Relationship with the Investment Corporation: none

Building

(1) Name: Century Leasing System, Inc.

(2) Location of head office: 4-1, Hamatsu-cho 2-chome, Minato-ku, Tokyo

(3) Representative: Mitsuaki Fukuda

(4) Capital: ¥11.8 billion and 67,170,000

(5) Main business activities: Diversified leasing business

(6) Relationship with the Investment Corporation: none

5. Future Prospect:

This acquisition will not have influence on the management conditions of the fund for the accounting period ending February 2005.

- End -

December 7, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property

We hereby inform you that Japan Retail Fund Investment Corporation (the "Investment Corporation") determined today to acquire the property described below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust (Trustee: UFJ Trust Bank Limited)

(2) Name of the properties: Itabashi SATY

(3) Acquisition price: ¥12,400 million

(4) Acquisition date: December 9, 2004 (conclusion of agreements for transfer of beneficial interests in the trust)
December 9, 2004 (execution of the transfer)

(5) Parties from which the properties have been acquired:
Courtland Street Yugen Kaisha

(6) Funds for the acquisition: Funds on hand and borrowed funds

2. Reasons for the acquisition:

The Investment Corporation made the determination to acquire the property in accordance with its basic investment policy of asset management and investments set forth in its Articles of Incorporation and to enhance its property portfolio in the Tokyo metropolitan area and the income-type property assets within its portfolio.

[Translation of our evaluation of the property is omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1) Name: Courtland Street Yugen Kaisha

(2) Location of head office: Shibuya Cross Tower, 15-1, Shibuya 2-chome, Shibuya-ku, Tokyo

(3) Representative: Yoshiaki Emori

(4) Capital: ¥3 million

(5) Main business activities: Purchase of claims, sale, purchase and leasing of real estate, brokerage thereof, and other related businesses

(6) Relationship with the Investment Corporation: none

5. Future Prospect:

This acquisition will not have influence on the management conditions of the fund for the accounting period ending February 2005.

- End -

December 7, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
   To fund the money to purchase beneficial interests in the real estate trust of "Itabashi SATY".

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, UFJ Bank, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(2) Amount to be borrowed:

(3) ¥12,000 million Interest rate:
0.45833% (From December 9, 2004 to December 30, 2004)
Interest rate from and after December 30, 2004 has not been determined yet (scheduled to be determined on December 28).

(4) Method of borrowing:

Unsecured and unguaranteed

(5) Interest payment date:

The last day of December 2004and the date of repayment of principal

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal, provided that predetermined principal may be repaid (in part) on a interest payment date.

(7) Date of borrowing:

December 9, 2004

(8) Final date of repayment of principal:

January 31, 2005

- End -

December 24, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property (Conclusion of Agreement)
(Saitama Type 2 Urban Redevelopment Project for Area around Urawa Station East Exit)

We hereby inform you that Japan Retail Fund Investment Corporation (the "Investment Corporation") determined today toenter into the property acquisition agreement described below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust (Trustee: UFJ Trust Bank, Limited)

(2) Name of the properties: Urawa PARCO (Tentative name)

(3) Acquisition price: ¥27,320 million
Provided that this price may increase or decrease within a range of ¥1,500 million, depending on future changes in interest rates.

(4) Acquisition date: December 28, 2004 (conclusion of agreements with conditions precedent for transfer of beneficial interests in the trust)
December 25, 2007 (scheduled) (execution of the transfer)

(5) Parties from which the properties have been acquired:
Yugen Kaisha Urawa Stream

(6) Funds for the acquisition: Funds on hand and borrowed funds

2. Acquisition of development-type property

The commencement of construction of the property is scheduled for March 2005 and the completion of construction thereof is scheduled for September 2007. By entering into the agreements with conditions precedent for transfer of beneficial interests in the trust, the Investment Corporation makes every effort to eliminate the risks attributable to future uncertainties, such as delays in the completion or schedule of construction and changes in interest rates. Furthermore, as a fixed-term lease agreement has already been entered into with PARCO Co., Ltd., a tenant, the risk of not attracting tenants is reduced. The Investment Corporation will use similar methods as a means of acquiring rare and fine properties suitable to be included in its portfolio.

3. Reasons for the acquisition:

The Investment Corporation made the determination to acquire the property in accordance with its basic investment policy set forth in its Articles of Incorporation and to enhance its property portfolio in the Tokyo metropolitan area and the income-type property assets within its portfolio. In making its determination to acquire the property, the Investment Corporation evaluated, among others, the following points:

[Translation of our evaluation of the property is omitted.]

4. Description of the properties acquired

[Translation omitted.]

5. Outline of party from which the property has been acquired:

(1) Name: Yugen Kaisha Urawa Stream

(2) Location of head office: 4-22, Yaesu 1-chome, Chuo-ku, Tokyo

(3) Representative: Minoru Tanaka

(4) Capital: ¥3 million

(5) Main business activities: Acquisition, holding and sale of beneficial interests in real estate trust.

(6) Relationship with the Investment Corporation: none

(7) Other: Yugen Kaisha Urawa Stream, which holds beneficial interests in real estate trusts, is a special purpose company in which an intermediate corporation (*chukan hojin*), and the Obayashi Corporation as a dormant partner (*tokumei kumiai-in*), invests money.

6. Future Prospect:

This acquisition will not have influence on the management conditions of the fund for the accounting period ending February 2005.

- End -

December 24, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property (Conclusion of Agreement)

We hereby inform you that Japan Retail Fund Investment Corporation (the "Investment Corporation") determined today to enter into the property acquisition agreement described below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust (Trustee: The Chuo Mitsui Trust and Banking Company, Limited)

(2) Name of the properties: Kita Aoyama 8953 Building

(3) Acquisition price: ¥989,100 thousand

(4) Acquisition date: December 27, 2004 (conclusion of agreements with conditions precedent for transfer of beneficial interests in the trust)
February 1, 2005 (scheduled) (execution of the transfer)

(5) Parties from which the properties have been acquired:
Kabushiki Kaisha Office Mitsuki

(6) Funds for the acquisition: Funds on hand

2. Reasons for the acquisition:

The Investment Corporation made the determination to acquire the property in accordance with its basic policy of asset management and investments set forth in its Articles of Incorporation and to enhance its property portfolio in the Tokyo metropolitan area and the income-type property assets within its portfolio.

[Translation of our evaluation of the property is omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1) Name: Kabushiki Kaisha Office Mitsuki
(2) Location of head office: 4-29-4 Jingumae, Shibuya-ku, Tokyo
(3) Representative: Yoshi Kumai
(4) Capital: ¥10 million
(5) Main business activities: Real estate business (planning, development, lease, management and brokerage of stores)
(6) Relationship with the Investment Corporation: none

5. Future Prospect:

This acquisition will not have influence on the management conditions of the fund for the accounting period ending February 2005.

- End -

December 28, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rates for the periods specified below have been determined as follows on the borrowings made by the Investment Corporation on September 30, 2004 and December 9, 2004, and the borrowing scheduled to be made by the Investment Corporation on December 30, 2004.

(1) Unsecured long-term borrowing (¥4,760 million)
Interest rate:
From December 31, 2004 to March 31, 2005: 0.47667% per annum
Interest rate from and after March 31, 2005 has not been determined yet (scheduled to be determined on March 29).

(2) Unsecured short-term borrowing (¥12,000 million)
Interest rate:
From December 31, 2004 to January 31, 2005: 0.45750% per annum

(3) Unsecured short-term borrowing (¥12,000 million)
Interest rate:
From December 30, 2004 to January 31, 2005: 0.45750% per annum

(4) Unsecured short-term borrowing (¥10,000 million)

Interest rate:

From December 30, 2004 to January 31, 2005: 0.45750% per annum

- End -

January 6, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing and Repayment

We hereby inform you that the following decision has been made on money borrowing and repayment.

1. Reasons for borrowing and repayment:
To implement the efficient administration of funds by refinancing the prior borrowings, having different principal repayment dates, in order to have matching principal repayment dates.

2. Description of the borrowing:

[Unsecured borrowings I]

(1) Parties from which the borrowing is made:
The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, UFJ Bank Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(2) Amount to be borrowed:
¥10,000 million

(3) Interest rate:

0.45750% (From December 30, 2004 to January 31, 2005)

(4) Method of borrowing:

Unsecured and unguaranteed

(5) Interest payment date:

January 31, 2005

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal.

(7) Drawdown date:

December 30, 2004

(8) Final date of repayment of principal:

January 31, 2005

[Unsecured borrowings II]

(1) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, UFJ Bank Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(2) Amount to be borrowed:

¥12,000 million

(3) Interest rate:

0.45750% (From December 30, 2004 to January 31, 2005)

(4) Method of borrowing:

Unsecured and unguaranteed

(5) Interest payment date:

January 31, 2005

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal.

(7) Drawdown date:

December 30, 2004

(8) Final date of repayment of principal:

January 31, 2005

3. Use of funds:

Repayment of the existing borrowings

4. Details of repayment:

[Unsecured borrowings]

(1) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation and The Chuo Mitsui Trust and Banking Company, Limited

(2) Amount to be repaid:

¥10,000 million

(3) Method of borrowing:

Unsecured and unguaranteed

(4) Scheduled principal repayment date:

March 31, 2006

(5) Date that the principal was repaid:

December 30, 2004

[Unsecured borrowings]

(1) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, UFJ Bank Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(2) Amount to be repaid:

¥12,000 million

(3) Method of borrowing:

Unsecured and unguaranteed

(4) Scheduled principal repayment date:

September 27, 2005

(5) Date that the principal was repaid:

December 30, 2004

- End -

January 11, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Re: Corporate Bonds of Japan Retail Fund Investment Corporation to be Publicly Issued

At a meeting of the board held today, the Japan Retail Fund Investment Corporation (the "Investment Corporation") passed comprehensive resolution for the issuance of domestic unsecured corporate bonds to procure long-term financing that will be more expeditious and shift more attention to capital markets.

Aggregate issue price:	No more than ¥100 billion (provided that the corporate bonds may be issued in a lump sum or several times on different terms and issue dates).
Value of each corporate bond:	¥100 million and up.
Issue period:	From January 12, 2005 to January 11, 2006.
Purpose of use of the proceeds:	To use as funds for further acquisitions of specified assets (as set forth in Article 2.1 of the Law concerning Investment Trusts and Investment Corporations), repair work costs, funds for refinancing debts, redemption proceeds of corporate bonds, repayment of lease deposits and security deposits, and working capital and the like.
Security / Guaranty:	The corporate bonds have no real security or

guaranty and no assets to be specifically retained.

Today's resolution for the issuance of domestic unsecured corporate bonds aims to issue bonds to the public as expeditiously as industrial issuers following the Investment Corporation's filing of a shelf registration statement for the issuance of corporate bonds (effective December 27, 2004), which became possible as of December 1, 2004 with the enactment of reforms to the Securities and Exchange Law. The resolution shall be deemed as one of the Investment Corporation's long-term financial strategies, which is "to aim to create stronger and more transparent balance sheets by being closely associated with capital markets."

Furthermore, our policy is to continue to invest only in excellent commercial real estate by (i) responding to the needs of leading companies in Japan that aim to improve their financial position and introduce asset-impairment accounting by selling their assets and (ii) participating as a buyer in leading retailers' new large shopping center development projects. For the purpose of financing the above, we will continue to issue additional units (investment securities) as well as the corporate bonds, and thereby we will maintain certain liquidity as we aim to be regarded as a benchmark for publicly-issued corporate bonds.

- End -

[Translation]

Abbreviated Notice Regarding Settlement of
Accounts for the Fiscal Year Ending August 31, 2004
(From March 1, 2004 To August 31, 2004)

October 14, 2004

Name of Issuer of Real Estate Investment Trust:	Japan Retail Fund Investment Corporation (the "Investment Corporation")
Listed Securities Exchange:	Tokyo Stock Exchange
Code Number:	8953
Location of Head Office:	Tokyo
Reference:	(Asset Manager) Mitsubishi Corp.- UBS Realty Inc. Responsible Person: Hidenori Asai Name of Office: Deputy President TEL:03-3511-1692
Date of Board Meeting for Settlement of Accounts:	October 14, 2004
Commencement Date of Payment of Dividends:	November 9, 2004 (Scheduled)

1. State of Operation and Assets for the Period Ending August, 2004 (March 1, 2004 ~ August 31, 2004):

(1) State of Operation

(Discarding the figures less than one million yen)

	Operating Income		Operating Profit		Ordinary Profit		Current Income	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Period Ending August 2004	8,692	25.1	3,471	20.9	3,175	23.0	3,172	23.0
Period Ending February 2004	6,947	17.4	2,870	11.6	2,581	12.1	2,580	12.1

	Current Income Per Unit	Net Assets Current Return	<Reference> (Annual rate)	Gross Capital/ Ordinary Return	<Reference> (Annual rate)	Operating Profit/ Ordinary Return
Period Ending August 2004	¥14,452	3.2%	(6.4)%	1.7%	(3.4)%	36.5%
Period Ending February 2004	¥16,918	3.4%	(6.8)%	1.7%	(3.5)%	37.1%

(Note) 1. The accounting period ending February 2004 is from September 1, 2003 to February 29, 2004 for 182 days and for the accounting period ending August 2004 is from March 1, 2004 to August 31, 2004 for 184 days.

2. The current income per unit was calculated by weighted average based upon the number of days of the accounting period as described above. Although there

was an additional issue during the accounting period ending August 2004, the current income per unit for the accounting period ending August 2004 was calculated by weighted average (219,502 units) based upon the number of days of the accounting period as if an additional issue had been made on the commencement date for the dividends for the new investment units (beginning March 1, 2004). The number of investment units issued and outstanding as of the end of the period is 219,502 units and the current income per unit as of the end of the period is the same as the above-described amount.

3. Change of accounting method: Not applicable

4. The indication by percent of operating income, operating profit, ordinary profit and current income shows the rate of increase or decrease compared with the preceding period, the figures of which are calculated by rounding to the first decimal place.

5. For calculation of current return of net assets and ordinary return/gross capital, the average amount of total net asset value and gross capital as of the beginning of the period and as of the end of the period is adopted, respectively.

(2) State of Dividends:

	Dividend per unit (exclusive of dividend in excess of profit)	Total dividends	Dividend in excess of profit per unit	Total dividends in excess of profit	Pay-out ratio	Distribution ratio of net assets
		(million)		(million)		
Period Ending August 2004	¥14,452	¥3,172	0	-	99.9%	2.7 %
Period Ending February 2004	¥16,918	¥2,580	0	-	99.9%	3.4%

(Note) Pay-out ratio indicates the figure obtained by omitting the figures below the first place of decimals.

(3) Financial Condition:

	Total Net Asset Value	Net Asset Value	Net Asset Ratio	Net Asset Value Per Unit
	(million yen)	(million yen)		(yen)
Period Ending August 2004	200,686	119,361	59.5%	543,781
Period Ending February 2004	169,891	76,501	45.0%	501,643

(Note) Number of investment units issued and outstanding as of the end of the period:
For the period ending August 2004: 219,502 units

For the period ending February 2004: 152,502 units

2. Estimated State of Operation for the Period Ending February 2005 (September 1, 2004 ~ February 28, 2005) and for the Period Ending August 2005 (March 1, 2005 ~ August 31, 2005):

	Operating Income (million yen)	Ordinary Profit (million yen)	Current Income (million yen)	Dividend per unit (exclusive of dividend in excess of profit) (yen)	Dividend in excess of profit per unit (yen)
Period Ending February 2005	9,104	3,233	3,232	14,724	0
Period Ending August 2005	9,119	3,023	3,022	13,767	0

(Reference) Estimated current income per unit:
For the period ending February 2005: 14,724 yen
For the period ending August 2005: 13,767 yen

(Note) The estimated figures are calculated at the present time under the preconditions set forth in the Attachment and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

1. Summary of Related Corporations of the Investment Corporation

The name and related business of the major related corporations of the Investment Corporation are as described below:

(1) Mitsubishi Corp. – UBS Realty Inc. (Asset Manager)

Based on entrust from the Investment Corporation, Asset Manager renders services concerning asset management as investment trust management company under the Investment Trust Law of Japan, in accordance with the Articles of Incorporation of the Investment Corporation and with investment objects and policy of assets as stipulated therein.

(2) The Mitsubishi Trust and Banking Corporation ("the general administrator and assets custodian")

Based on entrust from the Investment Corporation, it provides as general administrator under the Investment Trust Law of Japan (i) the business concerning registration of transfer of investment units issued by the Investment Corporation, (ii) the business concerning issuance of such units, (iii) the business concerning administration of organs (the general meeting of unitholders and the board of directors), (iv) the business concerning accounting, (v) the business concerning payment of monies as dividends to investors, (vi) the business concerning request on exercise of rights from investors to the Investment Corporation and the business concerning acceptance of other offers by investors, (vii) the business concerning preparation of accounting book and (viii) the business concerning tax payment.

In addition, based on entrust from the Investment Corporation, it renders, as assets custodian under the Investment Trust Law of Japan, services concerning custody of property held by the Investment Corporation.

2. Management Policy and Results of Operation

(1) Management Policy:

As our management policy, we basically seek to build an optimum portfolio consisting of "income-type real properties which can produce relatively stable cash flow over medium- and long-term" and "growth-type real properties which can offer potential growth of cash flow through shifting tenants, etc." while investing only in commercial facilities throughout Japan.

(2) State of Operation:

A. Outline of Current Period

i. Principal Progress of the Investment Corporation:

The Investment Corporation was incorporated on September 14, 2001 under the Law Concerning Investment Trusts and Investment Corporations of Japan and listed its units on the Tokyo Stock Exchange on March 12, 2002 as a first investment corporation specializing in operation of commercial facilities in Japan (Issue Name Code:8953). Immediately after the listing, the Investment Corporation acquired 4 commercial facilities, during the third period acquired 6 new properties, and during the forth period acquired 6 new properties. Thereafter, 4 new properties have been acquired additionally and as of the end of the fifth period (August 31, 2004), a total of 20 properties are being operated.

ii. Results of Operation:

Income-type real properties are supported by long-term (over ten years) lease agreements with excellent tenants centering around Ito-Yokado, AEON and KINTETSU department store, and the occupancy ratios of such properties have always been maintained at 100% to obtain a very stable rental income. Furthermore, in accordance with the Investment Corporation's investment strategy to construct a portfolio focusing on two investment segments - properties located at the center of the city and properties located in the suburbs with long-term lease agreements with successful tenants - during the current period, *Toshi Hojin* acquired three income-type real properties: ESQUISSE Omotesando Annex (an urban commercial building containing stores), AEON Sapporo Naebo Shopping Center, and Ito-Yokado Amijima (suburban commercial facilities).

Additionally, for income/growth-type real property, *Toshi Hojin* acquired ESQUISSE Omotesando. As a result thereof, the Investment Corporation's growth-type real properties and income/growth-type real properties aimed at maximizing the potential value of the commercial facilities now total four, including Hakata Riverain/eeny meeny miny mo, Abiko Shopping Plaza and the Nara Family property.

iii. Summary of Raising Funds:

As for financing for interest-bearing debts such as loans, as of the end of the current period, tenant leaseholds and security deposits accepted by the Investment Corporation (the trust property of the trust covered by the beneficiary interests held by the Investment Corporation) were approximately 49.9 billion yen, long-term loans were approximately 24.1 billion yen and short-tem loans that were borrowed to obtain new properties were approximately 4.7 billion yen.

Since the above-mentioned tenant leasehold is based upon the long-term lease agreement with the tenants, they may be utilized effectively until expiration of such agreement. On the other hand, most security deposits are left unredeemed for the initial 10 years (the initial interest rate is zero) and will be repaid in equal installment for the remaining period after lapse of 10 years (interest rates are 1% ~ 2%). For the current period under review, in addition to the average interest rate being 0.8% applied to loans, the almost zero interest rate on tenant leaseholds and security deposits helped keep fund raising costs at an very low level overall.

On the other hand, with the past three series of units issues (equity finance), we managed to steadily increase our profit/asset size without reducing the profit/asset value per unit because we increased the number of issued units by issuing investment units (delivery) and acquired properties simultaneously.

iv. Summary of Performance and Dividends:

As a result of such operation as described above, we reported, as performance for the current period, operating income of which is composed of total rental income of 8,692 million yen, operating profit of 3,471 million yen (after deduction of expenses including fixed assets tax, utilities costs and asset management fee etc.) and ordinary profit of 3,175 million yen as well as current income of 3,172 million yen.

On account of application of the special cases in taxation (Article 67-15 of the Special Taxation Measures Law) to dividends, we, designing to deduct the maximum of dividends, decided to distribute the aggregate amount of the retained earnings at the end of the current period excluding any fraction which would offer less than one yen dividend per one unit. Consequently, dividend per investment unit was 14,452 yen.

B. Outlook of Next Period

i. Outlook of Overall Operation

(Omitted)

ii. Outlook of Results of Next Period:

Concerning the state of operation for the Sixth Period (September 1, 2004 ~ February 28, 2005), we estimate operating income of 9,104 million yen, ordinary profit of 3,233 million yen, current income of 3,232 million and dividend per unit of 14,724 yen. For the preconditions of these estimates, please see the "Preconditions of Forecasts of State of Operation for the Sixth Period (September 1, 2004 ~ February 28, 2005) and for the Seventh Period (March 1, 2005 ~ August 31, 2005)" as described below.

Also, concerning the state of operation for the Seventh Period (March 1, 2005 ~ August 31, 2005), based upon the "Preconditions of Forecasts of State of Operation for the Sixth Term (September 1, 2004 ~ February 28, 2005) and for the Seventh Period (March 1, 2005 ~ August 31, 2005)" as described in below, we estimate operating income of 9,119 million yen, ordinary profit of 3,023 million yen, current income of 3,022 million and dividend per unit of 13,767 yen.

(Note) The above estimated figures are calculated at the present time under the specified preconditions and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

"Preconditions of Forecasts of State of Operation for the Sixth Term (September 1, 2004 ~ February 28, 2005)" and for the Seventh Period (March 1, 2005 ~ August 31, 2005)

(Omitted)

3. Financial Statements, etc.

(1) State of Accounting:

A. Balance Sheet

Subjects \ Period	This Period (As of August 31, 2004)		Previous Period (As of February 29, 2004)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
ASSETS						
Current assets:						
Cash and deposit	2,589,482		1,369,728		1,219,754	
Trust cash and trust deposit *1	5,769,380		4,755,143		1,014,237	
Rental receivables	422,900		398,188		24,712	
Consumption tax refundable	202,888		911,720		△708,832	
Other current assets	218,324		245,328		△27,004	
Total current assets	9,202,977	4.6	7,680,109	4.5	1,522,868	19.8
Non-current assets: *1						
Property and equipment:						
Trust buildings	76,865,627		67,814,478		9,051,149	
Accumulated depreciation	3,608,907		2,274,578		1,334,328	
Trust building improvements	3,787,191		3,507,052		280,138	
Accumulated depreciation	270,567		167,223		103,343	
Trust machinery and equipment	142,171		142,145		26	
Accumulated depreciation	9,559		5,730		3,828	
Trust industrial tool and material	851,453		693,204		158,249	
Accumulated depreciation	96,499		48,007		48,491	
Trust land	106,802,323		85,644,426		21,157,896	
Total property and equipment	184,463,234	91.9	155,305,766	91.4	29,157,468	18.8
Intangible fixed assets:						
Trust leasehold interest	3,691,999		3,595,259		96,739	
Trust and other intangible fixed assets	124,919		123,383		1,536	
Total intangible fixed assets	3,816,919	1.9	3,718,643	2.2	98,276	2.6
Investments, etc.:						
Tenant leasehold and security deposits	2,818,832		2,834,977		△16,145	
Long-term prepaid expenses	53,293		41,025		12,268	
Deferred losses from hedge transactions	67,299		42,074		25,224	
Other investments and assets	207,930		198,940		8,990	
Total investments and assets	3,147,355	1.6	3,117,017	1.8	30,338	1.0
Total non-current assets	191,427,509	95.4	162,141,427	95.4	29,286,082	18.1
Deferred assets:						
Organization costs	55,696		69,620		△13,924	
Total deferred assets	55,696	0.0	69,620	0.1	△13,924	△20.0
Total Assets	200,686,183	100.0	169,891,156	100.0	30,795,026	18.1

Subjects \ Period	This Period (As of August 31, 2004)		Previous Period (As of February 29, 2004)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
LIABILITIES						
Current liabilities:						
Sales debt	400,682		461,242		△60,560	
Short-term debt *1	4,760,000		38,528,000		△33,768,000	
Accounts payable	135,909		13,749		122,159	
Accrued expenses	415,865		517,115		△101,250	
Income tax payable, etc.	605		1,022		△417	
Rent received in advance	648,284		553,118		95,165	
Deposit received	745,837		710,288		35,548	
Other current liabilities	19,841		208,900		△189,059	
Total current liabilities	7,127,025	3.6	40,993,438	24.1	△33,866,412	△82.6
Non-current liabilities						
Long-term debt *1	24,170,000		4,170,000		20,000,000	
Tenant leasehold and security deposits	49,960,841		48,183,934		1,776,906	
Debt from derivatives	67,299		42,074		25,224	
Total non-current liabilities	74,198,140	36.9	52,396,008	30.9	21,802,131	41.6
Total Liabilities	81,325,165	40.5	93,389,446	55.0	△12,064,280	△12.9
UNITHOLDERS' EQUITY *4						
Unitholders' equity: *3						
Unitholders' capital	116,188,696	57.9	73,921,612	43.5	42,267,084	57.2
Retained earnings:						
Inappropriate retained earnings at the end of the period	3,172,321		2,580,097		592,223	
Total retained earnings	3,172,321	1.6	2,580,097	1.5	592,223	23.0
Total Unitholders' Equity	119,361,017	59.5	76,501,709	45.0	42,859,307	56.0
Total Liabilities and Unitholders' Equity	200,686,183	100.0	169,891,156	100.0	30,795,026	18.1

B. Statement of Income

Subjects \ Period	This Period For the Period from March 1, 2004 to August 31, 2004		Previous Period For the Period from September 1, 2003 to February 29, 2004		Increase or Decrease	
	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)
Ordinary Income or Loss						
Operating Income or Loss						
Operating revenues:	8,692,003	100.0	6,947,818	100.0	1,744,184	25.1
Rental revenues *1	8,692,003		6,947,818		1,744,184	
Operating expenses:	5,220,994	60.1	4,077,341	58.7	1,143,563	28.0
Property-related expenses *1	4,422,160		3,464,621		957,538	
Asset management fees	597,668		473,213		124,455	
Compensation of Officers	1,800		1,800		-	
Custodian fees	32,679		23,208		9,470	
General administration fees	87,272		58,540		28,732	
Others	79,412		56,047		23,365	
Operating income	3,471,009	39.9	2,870,387	41.3	600,621	20.9
Non-operating Income or Loss						
Non-operating revenues:	19,944	0.2	14,975	0.2	4,968	33.2
Interest received	48		30		18	
Refund of fixed assets tax and other taxes	10,837		-		10,837	
Other non-operating Income or Loss	9,057		14,945		△5,887	
Non-operating expenses:	315,549	3.6	304,318	4.4	11,230	3.7
Interest expense	142,178		106,397		35,780	
Loan-related costs	46,616		-		46,616	
Cost of issuance of new investment units	98,912		158,444		△59,531	
Amortization of organization costs	13,924		13,924		-	
Other non-operating expenses	13,918		25,553		△11,634	
Ordinary income	3,175,403	36.5	2,581,044	37.1	594,358	23.0
Income before income taxes	3,175,403	36.5	2,581,044	37.1	594,358	23.0
Income taxes and other taxes	3,130		1,022		2,108	
Adjustment of income taxes, etc.	21		△21		42	
Net income	3,172,252	36.5	2,580,043	37.1	592,208	23.0
Retaining earnings at the beginning of the period	69		54		14	
Retained earnings at the end of the period	3,172,321		2,580,097		592,223	

[Important Accounting Policy]
(Omitted)

[Notes]
(Omitted)

Statement of Cash Distribution:

(yen)

Period / Subjects	This Period (From March 1, 2004 to August 31, 2004)	Previous Period (From September 1, 2003 to February 29, 2004)
I Retained earnings at end of period	3,172,321,091	2,580,097,839
II Dividends	3,172,242,904	2,580,028,836
(Dividends per unit)	(14,452)	(16,918)
III Retained earnings brought forward to the next period	78,187	69,003

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it will distribute as dividends 3,172,242,904 yen for the current period (2,580,028,836 yen for the previous period) representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate transfer profit or loss for each dividend exceeding such profits if the Investment Corporation makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

(2) Increase or Decrease of Investment Units Issued and Outstanding:

Outline of capital increase, etc. during the current term and before previous term is as listed below:

Date	Summary	Number of units issued and outstanding		Aggregate invested capital (million yen)		Note
		Increase/ decrease	Balance	Increase/ decrease	Balance	
September 14, 2001	Private placement for incorporation	400	400	200	200	Note 1
March 12, 2002	Public offering for capital increase	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public offering for capital increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of investment units to a third party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public offering for capital increase	67,000	219,502	42,267	116,188	Note 5

Note 1 The Investment Corporation was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds for acquiring new real property.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds for acquiring new real property.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third-party in order to raise funds for acquiring new real property.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds for acquiring new real property.

(3) Statement of Cash Flow

Subjects \ Period	For the Period from March 1, 2004 to August 31, 2004 Amount (¥ in thousands)	For the Previous Period from September 1, 2003 to February 29, 2004 Amount (¥ in thousands)	Subjects \ Period	For the Period from September 1, 2003 to February 29, 2004 Amount (¥ in thousands)	For the Previous Period from March 1, 2003 to August 31, 2003 Amount (¥ in thousands)
I Cash Flows from Operating Activities:			II Cash Flows from Investing Activities:		
Income before income taxes	3,175,403	2,581,044	Purchases of property and equipment	△30,672,711	△45,060,306
Depreciation	1,497,342	1,081,214	Purchases of intangible fixed assets	△104,068	△1,157,157
Amortization costs of long-term prepaid expenses	1,185	5,342	Revenue from tenant leasehold and security deposits	16,145	7,616
Amortization of organization costs	13,924	13,924	Purchases of other investments and assets	△8,990	△12,038
Loss on retirement of fixed assets	22,693	44,910	Proceeds from tenant leasehold and security deposits	1,776,906	4,480,243
Interest received	△48	△30	Net cash used in investing activities	△28,992,717	△41,741,642
Interest expense	142,178	106,397	III Cash Flows from Financing Activities:		
Increase or Decrease of rental receivables	△24,712	△88,317	Proceeds from short-term debt	4,760,000	38,528,000
Increase or Decrease of consumption tax refundable	708,832	674,511	Payment for short-term debt	△38,528,000	-
Increase or Decrease of operating accounts payable	△60,560	24,382	Proceeds from long-term debt	20,000,000	-
Increase or Decrease of accounts payable	122,159	△319,086	Payment of dividends	△2,576,814	△2,294,641
Increase or Decrease of accrued unpaid expenses	△82,381	237,160	Proceeds from issuance of investment units	42,267,084	-
Increase or Decrease of	95,165	185,356	Net cash provided by	25,922,269	36,233,358

advance received			financing activities		
Payments for long-term prepaid expenses	△13,454	△16,755	IV Net Change in Cash and Cash Equivalents	2,233,991	△1,053,383
Increase or Decrease of deposit received	35,548	△125,122	V Cash and Cash Equivalents at the Beginning of the Period	6,124,871	7,178,254
Others	△165,312	101,713	VI Cash and Cash Equivalents at the End of the Period	8,358,862	6,124,871
Sub-total	5,467,963	4,506,645			
Interest received	48	30			
Payment of interest	△161,046	△51,168			
Payment of corporate tax	△2,525	△605			
Net cash provided by operating activities	5,304,440	4,454,901			

[Important Accounting Policy]
(Omitted)

4. Changes in Officers
   Not applicable.

5. Reference Information

(1) Property Portfolio of the Investment Corporation

Type of Assets	Regions, etc.	This Period (As of August 31, 2004)		Previous Period (As of February 29, 2004)	
		Aggregate Holdings	Percentage of Total Assets	Aggregate Holdings	Percentage of Total Assets
Trust real property		(mil. yen)	%	(mil. yen)	%
	Tokyo metropolitan area	80,500	40.1	60,083	35.4
	Osaka, Nagoya and their metropolitan areas	61,580	30.7	61,875	36.4
	Other metropolitan areas	46,198	23.0	37,065	21.8

Sub-total	188,280	93.8	159,024	93.6
Deposits and other assets	12,406	6.2	10,866	6.4
Total assets	200,686	100.0	169,891	100.0

Note 1 Aggregate Holdings show the reported figures on the Balance Sheet as of the end of the period (Those of trust real property are shown by book value after depreciation).

(2) Details of Property

i) Outline of trust real property

As of August 31, 2004, the principal real property held by the Investment Corporation is as listed below:

Name of Realty, etc. (Trust Beneficiary Interests	Net Book Value (million yen)	Number of Property	Leasable Area	Leased Area	Occupancy Rate (Note 1)	Rental Income as Percentage to Total Revenues (Note 1)	Major Use
			(m^2)	(m^2)	%	%	
Sendai Nakayama Shopping Center (trust beneficiary interests)	10,003	1	46,248.96	46,248.96	100.0	5.4	Commercial facilities
ESPA Kawasaki (trust beneficiary interests)	9,904	1	56,891.15	56,891.15	100.0	4.0	Commercial facilities
Osaka Shinsaibashi 8953 Building (trust beneficiary interests)	14,085	1	13,666.96	13,666.96	100.0	4.8	Commercial facilities
JUSCO Chigasaki Shopping Center (trust beneficiary interests)	8,147	1	63,652.33	63,652.33	100.0	3.2	Commercial facilities
8953 Hakata Reverain (Note 3) (trust beneficiary interests)	13,137	1	25,742.69	25,669.76	99.7	13.0	Commercial facilities
Ito-Yokado Narumi (trust beneficiary interests)	8,480	1	50,437.91	50,437.91	100.0	3.8	Commercial facilities
Minami							

Aoyama 8953 Building (trust beneficiary interests)	5,401	1	1,582.48	1,582.48	100.0	2.0	Commercial facilities
Nara Family (trust beneficiary interests)	32,113	1	85,350.25	85,350.25	100.0	26.0	Commercial facilities
Abiko Shopping Plaza (trust beneficiary interests)	10,235	1	43,415.03	43,415.03	100.0	7.9	Commercial facilities
Ito-Yokado Yabashira (trust beneficiary interests)	1,673	1	21,581.65	21,581.65	100.0	0.9	Commercial facilities
Ito-Yokado, Kamifukuoka Higashi (trust beneficiary interests)	6,898	1	28,316.18	28,316.18	100.0	2.9	Commercial facilities
Ito-Yokado Nishikicho (trust beneficiary interests)	13,384	1	72,957.52	72,957.52	100.0	5.1	Commercial facilities
Daikanyama 8953 Building (trust beneficiary interests)	1,280	1	574.46	574.46	100.0	0.5	Commercial facilities
Harajuku Face 8953 Building (trust beneficiary interests)	2,803	1	1,477.62	1,477.62	100.0	1.0	Commercial facilities
Aeon Higashiura Shopping Center (trust beneficiary interests)	6,900	1	100,457.69	100,457.69	100.0	4.3	Commercial facilities
Aeon							

Kashiihama Shopping Center (trust beneficiary interests)	13,720	1	109,616.72	109,616.72	100.0	5.5	Commercial facilities
Aeon Sapporo Naebo Shopping Center (trust beneficiary interests)	9,337	1	74,625.52	74,625.52	100.0	4.0	Commercial facilities
Esquisse Omotesando (trust beneficiary interests)	14,664	1	3,798.42	3,361.39	88.5	4.7	Commercial facilities
Esquisse Omotesando Annex (trust beneficiary interests)	895	1	540.78	540.78	100.0	0.2	Commercial facilities
Ito-Yokado Tsunashima (trust beneficiary interests)	5,210	1	17,502.06	17,502.06	100.0	0.8	Commercial facilities
Total	188,280	20	818,436.38	817,926.42	99.9	100.0	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

As of August 31, 2004, the commercial facilities held by the Investment Corporation (trust beneficiary interests concerning which realty is the main trust property) are as listed below:

Name of Real Estate, etc.	Location (Residence Indication)	Holding Style	Leasable Area	Appraisal Value at End of Period (Note 2)	Book Value

			(m^2)	(million yen)	(million yen)
Sendai Nakayama Shopping Center	35-40,57,5 Minami Nakayama 1-chome Izumi-ku, Sendai City, Miyagi	Real estate trust beneficiary interests	46,248.96	10,700	10,003
ESPA Kawasaki	1, 2 Oda-sakae 2-chome, Kawasaki-ku, Kawasaki City Kanagawa	Real estate trust beneficiary interests	56,891.15	10,200	9,904
Osaka Shinsaibashi 8953 Building	4-12 Minamisenba 3-chome, Chuo-ku, Osaka City, Osaka	Real estate trust beneficiary interests	13,666.96	14,400	14,085
JUSCO Chigasaki Shopping Center	5-16 Chigasaki 3-chome, Chigasaki City, Kanagawa	Real estate trust beneficiary interests	63,652.33	8,000	8,147
8953 Hakata Reverain (Note 3)	3-1 Simo-kawabata Hakata-ku, Fukuoka-City, Fukuoka	Real estate trust beneficiary interests	25,742.69	13,400	13,137
Ito-Yokado Narumi	3-232 Urasato Midori-ku, Nagoya-City, Aichi	Real estate trust beneficiary interests	50,437.91	8,420	8,480
Minami Aoyama 8953 Building	8-5 Aoyama 5-chome, Minato-ku, Tokyo	Real estate trust beneficiary interests	1,582.48	5,330	5,401
Nara Family	2-4-1 Saidaiji-higashimachi, Nara-shi, Nara	Real estate trust beneficiary interests	85,350.25	32,400	32,113
Abiko Shopping Plaza	142-1 Abiko-aza-kita-iizuka Abiko City, Chiba	Real estate trust beneficiary interests	43,415.03	10,800	10,235
Ito-Yokado Yabashira	15 Higurashi 1-chome, Matsudo-City, Chiba	Real estate trust beneficiary interests	21,581.65	1,750	1,673
Ito-Yokado, Kamifukuoka Higashi	1-30 Ohara, 2-chome, Kamifukuoka-shi, Saitama	Real estate trust beneficiary interests	28,316.18	6,800	6,898
Ito-Yokado Nishikicho	12-1 Nishikicho, 1-chome, Warabi-shi, Saitama	Real estate trust beneficiary interests	72,957.52	13,100	13,384

Daikanyama 8953 Building	35-17 Ebisu-nishi, 1-chome,Shibuya-ku, Tokyo	Real estate trust beneficiary interests	574.46	1,260	1,280
Harajuku Face 8953 Building	32-5 Jingumae, 2-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	1,477.62	2,780	2,803
Aeon Higashiura Shopping Center (Note 3)	62-1 Aza-toueicho, oaza-ogawa, Chitagun-Higshiuracho, Aichi	Real estate trust beneficiary interests	100,457.69	6,860	6,900
Aeon Kashiihama Shopping Center	12-1 Kashiihama, 3-chome, Higashi-ku, Fukuoka-shi, Fukuoka	Real estate trust beneficiary interests	109,616.72	12,900	13,720
Aeon Sapporo Naebo Shopping Center	1-1 Higashinaebonijo 3-chome, Higashi-ku, Sapporo-shi, Hokkaido	Real estate trust beneficiary interests	74,625.52	9,250	9,337
Esquisse Omotesando	10-1 Jingumae, 5-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	3,798.42	14,500	14,664
Esquisse Omotesando Annex	1-17 Jingumae, 5-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	540.78	900	895
Ito-Yokado Tsunashima	8, Tsunashimanishi, 2-chome, Kohoku-ku, Yokohama-shi, Kanagawa	Real estate trust beneficiary interests	17,502.06	5,000	5,210
Total			818,436.38	188,750	188,280

Note 1 All commercial facilities we purchased during the current period represent real estate trust beneficiary interests, the trust property of which are such facilities.

Note 2 Appraisal value at the end of period shows the value appraised by the real estate appraiser (according to the reports prepared by the Japan Real Estate Institute as of the end of period) in accordance with the methods and standard of assets valuation as stipulated in the Articles of Incorporation of the Investment Corporation as well as the regulations as stipulated by the Investment Trust Association.

Note 3 Abiko Shopping Plaza, Ito-Yokado Yabashira and Aeon Higashiura Shopping Center have not obtained the residence indication, therefore are written as it is on the registry.

The progress of rental business of each commercial facility in which the Investment Corporation invests is as described below:

Name of Real Estate, etc.	Previous Period (September 1, 2003 to February 29, 2004)			
	Number of Tenants at End of Period	Occupancy Ratio at End of Period	Proceeds from Rental Business (million yen)	Rental Income as Percentage of Total Revenues
Sendai Nakayama Shopping Center	2	100.0 %	439	6.3 %
ESPA Kawasaki	1	100.0	351	5.1
Osaka Shinsaibashi 8953 Building	1	100.0	418	6.0
JUSCO Chigasaki Shopping Center	1	100.0	274	4.0
8953 Hakata Reverain (Note 3)	79	99.1	1,275	18.4
Ito-Yokado Narumi	1	100.0	330	4.8
Minami Aoyama 8953 Building	3	100.0	169	2.4
Nara Family (Note 3)	133	99.8	2,232	32.1
Abiko Shopping Plaza	51	100.0	691	10.0
Ito-Yokado Yabashira	1	100.0	78	1.1
Ito-Yokado, Kamifukuoka Higashi	1	100.0	231	3.3
Ito-Yokado Nishikicho	1	100.0	228	3.3
Daikanyama 8953 Building	1	100.0	17	0.2
Harajuku Face 8953 Building	5	100.0	24	0.3
Aeon Higashiura Shopping Center	1	100.0	97	1.4
Aeon Kashiihama Shopping Center	1	100.0	87	1.3
Aeon Sapporo Naebo Shopping Center	-	-	-	-
Esquisse Omotesando	-	-	-	-
Esquisse Omotesando Annex	-	-	-	-

Ito-Yokado Tsunashima	-	-	-	-
Total	283	99.9	6,947	100.0

Name of Real Estate, etc.	This Period (March 1, 2004 to August 31, 2004)			
	Number of Tenants at End of Period	Occupancy Ratio at End of Period	Proceeds from Rental Business (million yen)	Rental Income as Percentage of Total Revenues
Sendai Nakayama Shopping Center	2	100.0 %	465	5.4
ESPA Kawasaki	1	100.0	351	4.0
Osaka Shinsaibashi 8953 Building	1	100.0	418	4.8
JUSCO Chigasaki Shopping Center	1	100.0	274	3.2
8953 Hakata Reverain (Note 3)	80	99.7	1,127	13.0
Ito-Yokado Narumi	1	100.0	330	3.8
Minami Aoyama 8953 Building	3	100.0	169	2.0
Nara Family (Note 3)	136	100.0	2,257	26.0
Abiko Shopping Plaza	51	100.0	687	7.9
Ito-Yokado Yabashira	1	100.0	78	0.9
Ito-Yokado, Kamifukuoka Higashi	1	100.0	256	2.9
Ito-Yokado Nishikicho	1	100.0	442	5.1
Daikanyama 8953 Building	1	100.0	39	0.5
Harajuku Face 8953 Building (Note 3)	5	100.0	91	1.0
Aeon Higashiura Shopping Center	1	100.0	375	4.3
Aeon Kashiihama Shopping Center	1	100.0	477	5.5
Aeon Sapporo Naebo Shopping Center	1	100.0	351	4.0
Esquisse Omotesando (Note 3)	18	88.5	410	4.7
Esquisse Omotesando Annex	1	100.0	18	0.2
Ito-Yokado Tsunashima	1	100.0	67	0.8
Total	308	99.9	8,692	100.0

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 The total numbers of tenants are based upon the tenant compartment numbers determined in the lease agreement.

January 24, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo

Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)

Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

(Amendment) Abbreviated Notice Regarding Settlement of Accounts for the Fiscal Year Ending August 31, 2004 (From March 1, 2004 To August 31, 2004)

We hereby amend an error in the Abbreviated Notice Regarding Settlement of Accounts which was released as of October 24, 2004.

P.24 5. Reference Information (2) Outline of Assets Held by the Investment Corporation

<Before Amendment>

Ito-Yokado Tsunashima	2-8 Tsunashima-Nishi, Kohoku-ku, Yokohama, Kanagawa	Beneficial interests in real estate trust	17,502.06	5,000	5,210

<After Amendment>

Ito-Yokado Tsunashima	2-8-1 Tsunashima-Nishi, Kohoku-ku, Yokohama, Kanagawa	Beneficial interests in real estate trust	17,502.06	5,000	5,210

- End -

January 27, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing and repayment:
   To refinance the existing short-term borrowings.

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, UFJ Bank Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(2) Amount to be borrowed:
¥34,000 million

(3) Method of borrowing:
Unsecured and unguaranteed

(4) Interest payment date:
February 10, 2005

(5) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal.

(6) Drawdown date:

January 31, 2005

(7) Final date of repayment of principal:

February 10, 2005

(**) We will provide notice of the interest rate when it is determined.

- End -

[New Releases of R&I, Standard & Poor's and Moody's Japan K.K.]
[Translation omitted.]

January 27, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Issuance of Corporate Bonds

We hereby notify you that the Japan Retail Fund Investment Corporation (the "Investment Corporation") has decided to issue corporate bonds to the public for the first time in Japan following the across-the-board resolution for the issuance of domestic unsecured corporate bonds passed at the meeting of the board held on January 11, 2005.

1. Name of the Corporate Bonds

   First Unsecured Corporate Bonds of Japan Retail Fund Investment Corporation (with special provision for equal treatment within the specific corporate bonds only) (the "First Corporate Bonds")

   Second Unsecured Corporate Bonds of Japan Retail Fund Investment Corporation (with special provision for equal treatment within the specific corporate bonds only) (the "Second Corporate Bonds")

2. Aggregate Amount of the Corporate Bonds

   First Corporate Bonds: ¥20 billion
   Second Corporate Bonds: ¥15 billion

3. Issue price

¥100 per a par value of ¥100

(Note: Same condition for both First and Second Corporate Bonds. Hereinafter, this note will be omitted in cases where the same condition applies to both First and Second Corporate Bonds.)

4. Redemption Price

¥100 for a par value of ¥100

5. Coupon

First Corporate Bonds: 0.74% p.a.

Second Corporate Bonds: 1.73% p.a.

6. Amount of each Corporate Bond

¥100 million (one class only)

7. Offering Method

Public offering

8. Subscription Due Date

January 27, 2005

9. Payment Due Date

February 9, 2005

10. Security

The corporate bonds have no real security or guaranty and no assets to be specifically retained.

11. Maturity Date and Repayment Method

First Corporate Bonds: matures on February 9, 2010, when the aggregate amount of the corporate bonds shall be repaid.

Second Corporate Bonds: matures on February 9, 2015, when the aggregate amount of the corporate bonds shall be repaid.

The corporate bonds may be retired by purchasing the same at any time on and after the day following their date of issue.

12. Interest payment date

February 9 and August 9 of each year.

13. Special provision regarding financing

There is a "provision of limitation on the offering of security".

14. Assigned Ratings

A2 (Moody's Investors Service)

A (Standard & Poor's)

AA- (Rating and Investment Information, Inc.)

15. Financial agent

The Bank of Tokyo-Mitsubishi, Ltd.

16. Lead managers

J.P. Morgan Securities Asia Pte. Limited

Mizuho Securities Co., Ltd.

17. Purpose of use of the proceeds

To repay Investment Corporation's borrowings and to use proceeds as working capital.

- End -

January 28, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rate for the period specified below has been determined as follows on the borrowing scheduled to be made by the Investment Corporation on January 31, 2005.

Unsecured short-term borrowing (¥34,000 million)

Interest rate:

From January 31, 2005 to February 10, 2005: 0.45000% per annum

- End -

[Charts on Trends of Gross Sales of Properties]
[Translation is omitted.]

February 1, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property

We hereby inform you that Japan Retail Fund Investment Corporation (the "Investment Corporation") determined today to acquire the property described below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust (Trustee: NEXT building: UFJ Trust Bank Limited, Colline building: The Chuo Mitsui Trust and Banking Company, Limited)

(2) Name of the properties: Jiyugaoka 8953 Building (NEXT building ("Property 1") and Colline building ("Property 2"))

(3) Scheduled acquisition price: Property 1 ¥2,100 million
Property 2 ¥600 million

(4) Acquisition date: Property 1 February 2, 2005 (conclusion of agreements for transfer of beneficial interests in the trust)
March 31, 2005 (scheduled) (execution of the transfer)
Property 2 February 2, 2005 (conclusion of agreements for transfer of beneficial interests in the trust)

March 31, 2005 (scheduled) (execution of the transfer)

(5) Parties from which the properties have been acquired:
Yugen Kaisha Sanno Holdings

(6) Funds for the acquisition: Funds on hand and borrowed funds

2. Reasons for the acquisition:

The Investment Corporation made the determination to acquire the property in accordance with its basic investment policy of asset management and investments set forth in its Articles of Incorporation and to enhance its property portfolio in the Tokyo metropolitan area and the income-type property assets within its portfolio.

[Translation of our evaluation of the property is omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1) Name: Yugen Kaisha Sanno Holdings

(2) Location of head office: 2-2-9, Shinbashi, Minato-ku, Tokyo

(3) Representative: Mitsutaka Nakamura

(4) Capital: ¥3 million

(5) Main business activities: Real property investment advisory, asset management and other businesses

(6) Relationship with the Investment Corporation: none

5. Future Prospect:

This acquisition will not have influence on the management conditions of the fund for the accounting period ending February 2005.

- End -

February 15, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
To fund the money to purchase beneficial interests in the real estate trust of "AEON Yamato Shopping Center".

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, UFJ Bank, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(2) Amount to be borrowed:

(3) ¥16,500 millionInterest rate:
0.45000%
(From February 17, 2005 to March 11, 2005)

(4) Method of borrowing:
Unsecured and unguaranteed

(5) Interest payment date:

March 11, 2005

(6) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal.

(7) Date of borrowing:

February 17, 2005

(8) Final date of repayment of principal:

March 11, 2005

- End -

February 15, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Additional Issue and Offer for Sale of Investment Units through Public Offering

We hereby inform you that Japan Retail Fund Corporation (the "Investment Corporation") has resolved as below on the issue of new investment units at its board meeting held on February 15, 2005 and has decided as below on the offer for sale thereof on the same day.

1. Issuance of New Investment Units through Public Offering

(1) Number of new investment units to be issued: 56,000 units

The expected number of units for the Japanese Offering stated in (3) (i) below will be 32,200 and that for the International Offering stated in (3) (ii) below will be 23,800. The definite number of units of each of the Japanese and International Offerings will be determined within the total number of issue of 56,000 units on the Issue Price Determination Date set out in (2) below, taking the demand conditions into consideration.

(2) Issue value: Not yet determined.

(To be determined at a board meeting to be held on a day between February 28, 2005 (Monday) through March 2, 2005 (Wednesday) (the "Issue Price Determination Date"). The issue value refers to an amount which the Investment Corporation will receive as the money paid for each new investment unit from the underwriters.)

(3) Method of offering:

(i) Japanese Offering

The offering in Japan (the "Japanese Offering") will be in the form of public offering and all investment units for the Japanese Offering will be purchased and subscribed for by Nikko Citigroup Limited, UBS Securities Limited, Nomura Securities Co., Ltd., Mitsubishi Securities Co., Ltd., Daiwa Securities SMBC Co., Ltd., Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. (the "Japanese Underwriters").

- Nikko Citigroup Limited and UBS Securities Limited may be referred to as the "Joint Lead Managers".

(ii) International Offering

International Offering will be conducted on overseas

markets mainly in Europe (provided, in the United Unites only private offering to the qualified institutional buyers as defined in Rule 144A of the U.S. Securities Act) (the "International Offering" and together with the Japanese Offering, the "Offering"), and all investment units for the International Offering will be purchased and subscribed for by international underwriters (the "International Underwriters"), with Citigroup Global Markets Limited and UBS Limited acting as the joint lead managers.

(iii) Joint global coordinators

Nikko Citigroup Limited and UBS Securities Limited will act as the joint global coordinators for the Offering.

The issue price each for the Japanese and International Offerings will be determined after considering of the demand conditions, with the preliminary price in an amount being obtained by the closing price of investment units of the Company on the Tokyo Stock Exchange on the Issue Price Determination Date (or if no closing price is available on that day, the closing price on the day immediately prior thereto) multiplied by 0.90-1.00 (any decimal faction less than one full yen to be rounded down).

(4) Place of handling of payment:

Head Office of Mitsubishi Trust and Banking Corporation

4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(5) Nature of underwriting agreement:

No underwriting fee shall be paid. The underwriters shall instead receive the proceeds as a total amount obtained by deducting the issue value (or the underwriting value) from the issue price.

(6) Subscription Unit: One unit or more in an integral multiple of one unit

(7) Subscription period for the domestic offering:

From March 3, 2005 (Thursday) to March 7, 2005 (Monday)

Such subscription period may be advanced, taking the demand conditions into consideration, and will be from March 1, 2005 (Tuesday) to March 3, 2005 (Thursday) in the most advanced case.

(8) Date of payment:

March 10, 2005 (Thursday)

Such date of payment may be advanced, taking the demand conditions into consideration, and will be March 8, 2005 (Tuesday) in the most advanced case.

(9) Date of delivery of investment units:

The first business day immediately following the payment date

(10) Date from which cash distributions shall be calculated:

March 1, 2005 (Tuesday)

(11) The issue price and any other matters necessary for the issuance of these new investment units will be subject to approval of a board meeting to be held

hereafter.

(12) Each of the items listed above shall be subject to the registration under the Securities and Exchange Law of Japan taking effect.

2. Offer for Sale of Investment Securities (offer by over-allotment)

(1) Number of investment units to be offered for sale:

Up to 4,000 units

(2) Offerer and number of investment units to be offered for sale:

Nikko Citigroup Limited

Up to 4,000 units

The offer by over-allotment will be the secondary offering of investment securities of the Investment Corporation to be effected by Nikko Citigroup Limited along with the Japanese Offering, considering the demand conditions thereof. The number of investment units to be offered for sale stated in (1) above indicates the upper limit and may be reduced or the offer may not be effected in its entirety, due to the demand conditions.

The investment securities of the Investment Corporation to be offered by over-allotment are to be borrowed by Nikko Citigroup Limited from Mitsubishi Corporation, an investor in the Investment Corporation.

(3) Offer price:

Not yet determined (to be the same as the issue price for the

Offering)

(4) Method of offer:

Nikko Citigroup Limited will effect, considering the demand conditions of the Japanese Offering, an additional offer for sale of the investment securities of the Investment Corporation which are to be borrowed from Mitsubishi Corporation, an investor in the Investment Corporation. Provided, in the event of a suspension of the Offering, however, the offer by over-allotment will be suspended accordingly.

(5) Subscription period:

Same as the subscription period for the Japanese Offering.

(6) Date of delivery:

The first business day immediately following the date of payment of the Japanese Offering

(7) Subscription Unit: One unit or more in an integral multiple of one unit

(8) The offer price and any other matters necessary for the secondary offering of these investment securities will be subject to approval of a board meeting to be held hereafter.

(9) Each of the items listed above shall be subject to the registration under the Securities and Exchange Law of Japan taking effect.

3. Issuance of New Investment Securities by Allotment to Third Parties

(Allotment to third parties in connection with the offer by over-allotment stated in Section 2 above)

(1) Number of new investment securities to be issued:

4,000 units

(2) Issue Value:

Not yet determined (to be the same as the issue value for the Offering)

(3) Subscription period:

March 29, 2005 (Tuesday)

(4) Date of payment:

March 29, 2005 (Tuesday)

(5) Place of handling of payment:

Head Office of Mitsubishi Trust and Banking Corporation

(6) Allottee and number of units for allotment:

Nikko Citigroup Limited

4,000 units

(7) Subscription Unit:

One unit or more in an integral multiple of one unit

(8) Day from which cash distributions shall be calculated:

March 1, 2005 (Tuesday)

(9) The issue value and any other matters necessary for the issuance of new investment securities by allotment to third parties will be subject to approval of a board meeting to be held hereafter.

(10) In the event of no subscription being made for the whole or part of the allotted units from the party to which the allotment has been effected, the subscription

right to any such investment securities as not subscribed for will terminate.

(11) In the event of a cancellation of the Offering, the issuance of new investment securities by allotment to third parties will be cancelled accordingly.

(12) Each of the items listed above shall be subject to the registration under the Securities and Exchange Law of Japan taking effect.

[Translation omitted]

4. Changes in Number of Investment Securities in Issue as a Result of this Issue

Current total number of investment securities in issue	219,502	
Increased number of investment securities as a result of the Offering	56,000	
Total number of investment securities in issue after the public offering	275,502	
Increased number of investment securities as a result of the allotment to third parties	4,000	(Note)
Total number of investment securities in issue after the allotment to third parties	279,502	(Note)

(Note) If the issuance by allotment to third parties is made in full.

[Translation omitted]

(4) Assets to be acquired:

The Investment Corporation is to acquire beneficial interests (the "assets to be acquired") in the trust with the following real estate placed each in trust by using the funds raised through the issue of these investment units.

Real estate in trust (Name of property)		Trustee	Trust period (Note 1)	Estimated price for purchase (million yen) (Note 2)	Current owner	Scheduled acquisition date (Note 1)
SEIYU Hibarigaoka		Mitsubishi Trust and Banking Corporation	April 1, 2004 to March 31, 2014	6,100	Yugen Kaisha Lark Hill	March 9, 2005
Tobata SATY		UFJ Trust Bank	December 24, 2004 to February 29, 2024	6,290	Yugen Kaisha MC Tobata	March 9, 2005
Jiyugaoka 8953 Bldg. (Note 3)	NEXT	UFJ Trust Bank	May 20, 2004 to May 20, 2014	2,100	Yugen kaisha Sanno Holdings	March 31, 2005
	Colline	The Chuo Mitsui Trust and Banking Company, Limited	January 29, 2004 to January 29, 2009	600	Yugen kaisha Sanno Holdings	March 31, 2005
Wonder City		Mitsubishi Trust and Banking Corporation	March 31, 2005 to March 31, 2020	15,900	Itex Co., Ltd.	March 31, 2005
————		————	————	30,990	————	————

Note 1: The trust period and scheduled acquisition date may change in the future.

Note 2: In the case of changes in the state of the trust assets (including but not limited to changes in the condition of leasing between the tenant), the estimated price for each purchase shall be altered upon the discussion between each current owner and the Investment Corporation.

Note 3: Refer to the press release dated February 1, 2005 for further information on Jiyugaoka 8953 Building.

[Translation omitted hereinafter.]

February 15, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Revisions of Expected Management Conditions For the Periods Ending in February, 2005 and August, 2005

We hereby inform you that a decision has been made to revise as below the expected management conditions of Japan Retail Fund Investment Corporation for the periods ending in February, 2005 (from September 1, 2004 to February 28, 2005) and in August, 2005 (from March 1, 2005 to August 31, 2005) which were publicly announced on October 14, 2004 when the accounts for the period ending in August 2004 were disclosed.

1. Revisions of the expected management conditions for the period ending in February, 2005

	Operating income	Net profit	Dividends per unit (exclusive of dividends in excess of profit)	Dividends in excess of profit per unit
Previous estimate (A)	¥9,104 mil.	¥3,232 mil.	¥14,724	0
Estimate as	¥9,396 mil.	¥3,275 mil.	¥14,920	0

revised (B)				
Increase or decrease (B-A)	¥292 mil.	¥43 mil.	¥196	0
Percentage of increase or decrease	3.2%	1.3%	1.3%	0%

For reference: The estimated number of outstanding investment units as of the end of the period is 219,502 units. (Note 1)

2. Revisions of the expected management conditions for the period ending in August, 2005

	Operating income	Net profit	Dividends per unit (exclusive of dividends in excess of profit)	Dividends in excess of profit per unit
Previous estimate (A)	¥9,119 mil.	¥3,022 mil.	¥13,767	0
Estimate as revised (B)	¥11,529 mil.	¥4,044 mil.	¥14,468	0
Increase or decrease (B-A)	¥2,410 mil.	¥1,022 mil.	¥701	0
Percentage of increase or decrease	26.4%	33.8%	5.0%	0%

For reference: The estimated number of outstanding investment units as of the end of the period is 279,502 units. (Note 1)

Note 1: The estimated number of outstanding investment units as of the end of the period is calculated on the preconditions as stated in Schedule hereto.

Note 2: Any fractions less than the indicted unit are discarded.

Note 3: In the estimation of management conditions, calculations are made as if all the assets to be purchased were acquired by March 31, 2005 after the closing date for the investment units subject to this offering.

3. Reasons for the revisions:

   The board meeting held in February 15, 2005 resolved an additional issuance of investment units for the purpose of newly purchasing some specific assets (which are within the meaning of Article 2, paragraph 1, of the Law Concerning Investment Trusts and Investment Corporations of Japan) and the repayment of short term loan. The expected management conditions publicly announced on October 14, 2004 have thus been revised, as there have occurred changes in the pre-conditions for the expectation of that management conditions.

"Pre-conditions for Estimating Management Conditions for the Sixth Period (from September 1, 2004 to February 28, 2005) and the Seventh Period (from March 1, 2005 to August 31, 2005)"

[Translation omitted.]

February 28, 2005

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Determination of Issue Price, Offer Price and Other Matters for Additional Issue and Offer for Sale of Investment Units through Public Offering

We hereby inform you that at a meeting of its board of directors, held on February 28, 2005, the Japan Retail Fund Investment Corporation (the "Investment Corporation") has determined or changed the issue price or offer price and determined other matters with respect to the additional issue and offer for sale of investment units, as resolved at the meeting of its board of directors held on February 15, 2005.

1. Issuance of New Investment Units through Public Offering

(1) Number of new investment units to be issued: 56,000 units

Number of units for the Japanese Offering: 32,200 units

Number of units for the offering conducted on overseas markets mainly in Europe (provided, in the United Unites only private offering to the qualified institutional buyers as defined in Rule 144A of the U.S. Securities Act of 1933): 23,800 units

(2) Issue price: ¥798,700 per unit

(3) Total issue price: ¥44,727,200,000

(4) Issue value: ¥770,990 per unit

(5) Total issue value: ¥43,175,440,000

(6) Subscription period for the domestic offering:

From March 1, 2005 (Tuesday) to March 3, 2005 (Thursday)

(7) Date of payment:

March 8, 2005 (Tuesday)

2. Offer for Sale of Investment Securities (offer by over-allotment)

(1) Number of investment units to be offered for sale: 4,000 units

(2) Offer price: ¥798,700 per unit

(3) Total offer price: ¥3,194,800,000

(4) Subscription period:

From March 1, 2005 (Tuesday) to March 3, 2005 (Thursday)

(5) Date of delivery: March 9, 2005 (Wednesday)

3 Issuance of New Investment Securities by Allotment to Third Parties

(Allotment to third parties in connection with the offer by over-allotment stated in Section 2 above)

(1) Number of new investment securities to be issued:

4,000 units

(2) Issue Value: ¥770,990 per unit

(3) Total issue value: ¥3,083,960,000

(4) Subscription period:

March 29, 2005 (Tuesday)

(5) Date of payment:

March 29, 2005 (Tuesday)

(6) Allottee and number of units for allotment:

Nikko Citigroup Limited

4,000 units

4. Changes in Number of Investment Securities in Issue as a Result of this Issue

Current total number of investment securities in issue	219,502 units	
Increased number of investment securities as a result of the Offering	56,000 units	
Total number of investment securities in issue after the public offering	275,502 units	
Increased number of investment securities as a result of the allotment to third parties	4,000 units	(Note)
Total number of investment securities in issue after the allotment to third parties	279,502 units	(Note)

(Note) If the investment securities purchased through syndicate cover transactions and stabilization transactions are applied to return the Investment Corporation's investment securities borrowed from Mitsubishi Corporation, which is an investor in the Investment Corporation, then Nikko Citigroup Limited will not exercise green shoe options with respect to the aggregate number of such purchased investment securities. Accordingly, the increased number of investment securities as a result of allotment to third parties and total number of investment securities in issue after the allotment to third parties may change in the future.

[Translation omitted]

EXHIBIT D

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B. Items 1 to 9.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – September 28, 2004

Japan Retail Fund Investment Corporation To Acquire Bic Camera Tachikawa in Tachikawa City, Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it will acquire Bic Camera Tachikawa for 11,920 million yen. This property has a leaseable area of 21,710.9 square meters and a parking capacity of 113 automobiles. The property is anchored by Bic Camera Co., Ltd., with a 10 year lease contract which is scheduled to expire in December 2010.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, stated that "Bic Camera Tachikawa fits well into our acquisition strategy. We classify this property as an "income-oriented" property, which is located approximately 45 minutes by train from the center of Tokyo". The property is well-located just one minute walk from JR Tachikawa Station, which is a nodal station which the JR Chuo Line, the JR Nanbu Line and the JR Oume Line run through. Tachikawa Station is a major stop used by approximately 330 thousand people per day and is located in the midst of large-scale fashion stores and department stores. The population of Tachikawa City has experienced a 4.1% growth rate over the 5 year period from 1997 to 2002, which is higher than other cities comprising the Tokyo metropolitan region.

This property is anchored by Bic Camera Co., Ltd., which is one of the leading home appliance stores in Japan, offering a merchandising mix of home electric appliance, PC and peripherals, cameras, watches and other products.

The acquisition is being financed through the assumption of 712 million yen of non-interest bearing security deposits due upon termination of the leases, with the remainder from bank borrowings. The leverage ratio of Japan Retail Fund Investment Corporation will increase to approximately 43% following the purchase of this property.

Property Information Summary:

Property Name	Bic Camera Tachikawa
Location	2-12-2 Akebono-cho, Tachikawa City, Tokyo
Land size	Store: 2,194.51 m^2 Annex: 663.62 m^2
Total floor space	Store: 19,354.92 m^2 Annex: 1,628.51 m^2
Leaseable area	Store: 19,354.92 m^2 Annex: 2,355.98 m^2
Building summary	Store: 8 stories above ground and 2 underground stories Annex: 3 stories above ground and 2 underground stories
Major tenant	Bic Camera Co., Ltd.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. Upon closing of this acquisition JRF will own twenty-one properties containing approximately 840,000 square meters of leaseable space.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President and Head of Investor Relations at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund (Telephone Number: 81-3-3511-1692) or Mr. Alfred Liu, Chief Financial Officer (Telephone Number: 81-3-3511-1693).


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R&I

NEWS RELEASE

No.2004-C-495
Sep 28, 2004

R&I Assigns AA-: Japan Retail Fund Investment Corp.

Rating and Investment Information, Inc. (R&I), has assigned the following ratings.

ISSUER: Japan Retail Fund Investment Corp. (Sec. Code: 8953)
Senior Long-term Credit Rating

R&I RATING: AA- (Newly Assigned)

RATIONALE:

In March 2002, Japan Retail Fund Investment Corporation (JRF), a real estate investment trust (J-REIT) sponsored by Mitsubishi Corp. (senior long-term credit rating: AA-) and UBS, became the third REIT to be listed, following Nippon Building Fund Inc.(NBF) and Japan Real Estate Investment Corporation (JRE). At the end of July 2004, assets owned by JRF were 20 properties with a value of 186,175 million yen (acquisition price base), and JRF plans to increase acquisitions to 400 billion yen by the end of March 2007. As the first fund investing specifically in commercial facilities, JRF is helping lead development of J-REITs.

R&I considers J-REITs to combine characteristics of two types of entities, namely a special purpose company (SPC) whose business is limited in scope and an operating company possessing the characteristics of a going concern, and follows the procedures described below when conducting a rating evaluation.

Just as when rating a securitized real estate product, R&I begins by determining a rating level as the starting point, by using the Loan to Value (for the LTV, R&I uses debt + deposit guarantee money - cash deposits and trust deposits as the numerator and the real estate valuation determined by R&I as the denominator) and the interest coverage ratio (ICR, the number of times the stable NOI (lease income before depreciation) assessed by R&I exceeds interest payments, assuming a stress interest rate of 6%). When deciding a rating level as the starting point, however, R&I uses indicators with a medium-term outlook based on the REIT's future investment and capital plans, rather than the LTV and ICR observed momentarily at the present point in time, because the LTV and ICR indicators vary constantly in the process of a J-REIT accumulating assets and fund raising for acquisitions.

R&I next evaluates the risk that changes in these indicators will exceed R&I's assumptions, and notches down the rating level to be used as the starting point in accordance with the perceived risk. R&I evaluates the factors behind such changes by carefully examining qualitative items such as the asset management company's property investment policies, operation and management policies, financial policies, and relationship with the sponsor.

As the final step, R&I makes a comparative verification with the rating level of property leasing companies rated by R&I, and determines its final rating.

The current portfolio of JRF is composed of 100% commercial establishments, 28% of which are urban properties and 72% of which are suburban-type properties.

By region of property location, the portfolio has a comparatively high ratio of local properties with 30% being located in the outskirts of the Tokyo metropolitan area rather than in Tokyo's 23 wards, and 57% being local properties. The average acquisition price per property is high at 9,309 million yen, and the portfolio is composed of comparatively new properties with the weighted average years since construction being 7.9 years. While single-tenant suburban properties raise concerns regarding risk the tenants may vacate, R&I analyzed factors such as the strength of the commercial areas, the properties' competitiveness within their commercial areas, the tenants' creditworthiness, store operating results, and the contents of the property leases, and confirmed this risk has been mitigated to a reasonable extent. Tenants are concentrated among retailers such

Rating and Investment Information, Inc. Nihonbashi 1-chome Bldg., 1-4-1, Nihonbashi, Chuo-ku, Tokyo 103-0027, Japan
Structured Finance Rating Division TEL. 03-3276-3406-3428 FAX. 03-3276-3429 EMAIL sfdept@r-i.co.jp Homepage http://www.r-i.co.jp

as Ito-Yokado (Senior Long-term Credit Rating of AA+) and Aeon (A+), all of which have excellent creditworthiness.

R&I's property valuation was 172,965 million yen, or 92.9% of the total acquisition amount of 186,175 million yen and 91.6% of the 188,915 million yen appraised value. Using R&I's valuation as a base, as of July 2003 the LTV was 41.5% and the ICR, assuming a stress interest rate of 6%, was 6.75, which corresponds to a AAA rating under R&I's standard. The R&I medium-term LTV is projected to be 41%-50%, and R&I believes the ICR will fluctuate at an excellent level of three times or higher.

The principal investment targets of JRF are "commercial establishments such as commercial store buildings located in urban centers, suburban shopping centers and freestanding roadside stores." Compared to offices or residential properties, commercial facilities are considered relatively high-risk assets, because property values can be easily affected by a property manager's operating and management skills. JRF, however, has reduced the risks unique to commercial establishments through selective investment in highly competitive properties, its asset management company system, and the presence of a sponsor possessing ample experience in commercial facilities management. Nevertheless, JRF will require constant vigilance of its investment and management trends in "growth" properties that seek up-side potential through measures such as introducing percentage rents.

JRF has set its standard for the maximum debt ratio (total asset base) including deposits and guarantee money at 50%, and has a policy to maintain the ratio between 40% and 50% once the portfolio is stabilized in the property management phase. When actual past results are examined as well, JRF has already implemented two capital increases and is maintaining a conservative debt level. Although it is necessary for a REIT to address the risk of an increase in interest rates and refinance risk in addition to controlling its LTV level, JRF's ability to absorb an interest rate increase is strong, as its high ICR illustrates, because JRF has always been able to raise long-term, low-interest fixed rate funds through large-sum deposits (this is considered a momentary advantage, however, because the customary practice of depositing guarantee money having construction cooperation money characteristics is gradually disappearing). In addition, JRF is pursuing financial management cognizant of the various financial risks, using techniques such as a high percentage of long-term borrowing, converting debt to fixed rates through interest rate swaps, and establishment of commitment lines corresponding to contractual redemptions of guarantee money.

R&I RATINGS:
ISSUER: Japan Retail Fund Investment Corp. (Sec. Code: 8953)
Senior Long-term Credit Rating
R&I RATING: AA- (Newly Assigned)

An R&I Senior Long-term Credit Rating is an opinion regarding an issuer's overall capacity to pay its entire financial obligations, without taking into account the degree of recovery of specific obligations.

A Senior Long-term Credit Rating will be assigned to all issuers. Ratings for individual issues may differ from the Senior Long-term Credit Rating, depending on the terms and conditions of the issue.

Rating and Investment Information, Inc. Nihonbashi 1-chome Bldg., 1-4-1, Nihonbashi, Chuo-ku, Tokyo 103-0027, Japan
Structured Finance Rating Division TEL. 03-3276-3406-3428 FAX. 03-3276-3429 EMAIL sfdept@r-i.co.jp Homepage http://www.r-i.co.jp

STANDARD
&POOR'S

28-September-2004

Structured Finance Ratings & Research

Rating: **A+/Stable/A-1**

Analytical contacts:

Tomoyoshi Omuro, CFA, Tokyo
(81) 3-3593-8584
tomoyoshi_omuro@
standardandpoors.com

Roko Izawa, Tokyo
(81) 3-3593-8674
roko_izawa@
standardandpoors.com

Elizabeth Campbell, New York
(1) 212-438-2415
elizabeth_campbell@
standardandpoors.com

Mami Yoda, Tokyo
(81) 3-3593-8730
mami_yoda@
standardandpoors.com

Japan Retail Fund Investment Corp.

Rationale

On Sept. 28, 2004, Standard & Poor's Ratings Services assigned its 'A+' long-term and 'A-1' short-term corporate credit ratings to Japan Retail Fund Investment Corp. (JRF). The outlook on the long-term corporate credit rating is stable.

The rating reflects JRF's above-average business position and conservative financial profile and financial policy. The company is currently the third-largest Japanese real estate investment trust fund (J-REIT) based on its purchase price, despite its relatively small portfolio (20 properties). JRF owns a high-quality portfolio of retail properties, and its sponsors have strong real estate expertise and brand recognition. The company has a conservative capital structure, and solid coverage measures supported by above-average profitability. These strengths are partly offset by concerns regarding tenant and property concentration risk.

Due to the historic use of Hoshokin liabilities to finance the development of certain portfolio assets, over 50% of JRF's net operating income is currently encumbered, which effectively subordinates unsecured creditors and necessitates a one-notch differential between the corporate credit rating and the implied rating for senior unsecured notes. Therefore, the rating on any unsecured note issue would be rated 'A', one notch lower than the corporate credit rating.

The ratings also take into consideration the unique structure of J-REITs compared with REITs rated by Standard & Poor's in other global markets, which restricts management from pursuing certain higher-risk activities, such as ground-up development, to safeguard investors.

JRF was established in September 2001 and was listed on the Tokyo stock exchange in March 2002. Currently there are 14 listed J-REITs, and JRF ranks third largest in terms of assets (on a purchase price basis). The company is the first retail REIT established in Japan, and invests solely in the retail sector. The company's sponsors are Mitsubishi Corp. (A-/Stable/A-2) and UBS AG (AA/Stable/A-1+). The two companies own 5.0% of JRF, as well as 100% of Mitsubishi Corp. UBS Realty, the asset manager of JRF.

As of August 2004, JRF owned a portfolio of 20 retail properties nationwide. The properties have a total net rentable area (NRA) of 247.577 tsubo and are occupied by 308 tenants. The portfolio value amounts to ¥182.5 billion based on Standard & Poor's underwriting value, which is about 97% of the total appraisal value and 98% of the total purchase price. Of 20 properties, 13 are suburban retail properties anchored by retailers Ito-Yokado (AA/Stable/A-1) and Aeon (A-/Stable/-). The remaining seven are urban retail properties, one single-tenanted property occupied by Tokyu Hands (N.R.) and six multi-tenanted properties.

Geographically, about 43% of the portfolio is invested in Tokyo and the surrounding Kanto area, and 57% in regional cities, including Sapporo, Sendai, Aichi, Osaka, Nara, and Fukuoka. Standard & Poor's does not regard asset concentration in Tokyo as an immediate negative factor, given the centralization of both political and economic functions, which makes the real estate market the largest and most liquid in Japan. With regard to earthquake risk, the probable maximum loss (PML) of each property within the portfolio ranges between 0.8%-14.8%, so the aggregate portfolio risk is somewhat limited. The average property age is 6.5 years, which is considered young. Most of the properties are well located and maintained, and many have been refurbished before JRF's acquisition in order to meet the latest consumer demands. As of the end of August 2004, the average portfolio occupancy rate was approximately 100%, and portfolio rent levels were consistent with submarket rents as well as the sales volumes being achieved, mitigating exposure to near-term declines in rental income.

There is tenant concentration risk in the portfolio, as Ito-Yokado and Aeon contribute about 50% of the portfolio's annual rent income. This revenue concentration is not an immediate concern because Ito-Yodado and Aeon have strong retail expertise supported by high credit quality. There is also a degree of asset concentration risk in the portfolio, with Nara Family SC comprising 16.8% of the total portfolio value. However, this single asset concentration risk is not a major concern, because the property is achieving high sales volume and currently holds a unique competitive position in the submarket in Nara. Moreover, both tenant and asset concentration risks are expected to decline modestly over time, as JRF acquires more properties.

JRF's strategy is to enlarge its portfolio at a moderately aggressive pace, aiming to reach ¥400 billion by March 2007. This is considered to be generally in line with its rated J-REIT peers. Up to the target year, the company will pursue a policy of investing 40%-60% of its portfolio in the Tokyo and Kanto areas and the remainder in regional cities. JRF is expected to continue investing 100% of its portfolio in retail properties.

JRF's management expects to maintain a conservative capital structure, with a debt-to-capital ratio averaging between 40%-50% (including Hoshokin as debt). To fund future property acquisitions, JRF anticipates a strategy of timely equity issues to stabilize its leverage, as illustrated by public equity issues in March 2003 and March 2004. JRF's quality portfolio produces a stable rental revenue stream. Cash flow protection is strong, with the company's debt-service coverage ratio (DSCR) expected to remain above 3x on average, using Standard & Poor's conservative stressed constant interest rate of 6%. EBITDA interest coverage, based on currently attractive financing costs, is expected to remain at approximately 12x. The

STANDARD
&POOR'S

total amount of Hoshokin liability repayment varies from year to year, which may result in volatile coverage measures. However this concern is mitigated because the DSCR using actual interest rate and including Hoshokin liability (both principal and interest) as fixed charge is expected to remain at least 2.5x.

Liquidity.

JRF's liquidity is solid, with long- and short-term credit available to meet the company's near-term debt maturities as well as expand its portfolio. In addition, retained internal cash flow from operations after dividends provides coverage for the company's capital expenditures, which are expected to be manageable (retained internal cash flow is estimated to be ¥3.6 billion over the next 12 months). As of July 2004, JRF had approximately ¥6.8 billion in cash and cash equivalents, sufficient to cover immediate operating expenses including security deposit and Hoshokin liabilities. JRF's financial flexibility is considered high, reflecting its established bank relationships with major financial institutions. With more than 50% of the company's net operating income encumbered, the rating on any unsecured note issue would be rated 'A', one notch lower than the corporate credit rating.

Outlook

JRF's diverse and high-quality asset portfolio should provide a stable income stream and sustainable profitability, despite the current asset concentration. With the support of its sponsors, JRF is expected to maintain a conservative financial profile. Although JRF's leverage may vary as its portfolio grows, it is expected to remain in the moderate range indicated.



Moody's Investors Service

Global Credit Research
Rating Action
28 SEP 2004

Rating Action: Japan Retail Fund Investment Corporation

MOODY'S ASSIGNS A2 ISSUER RATING TO JRF; OUTLOOK STABLE

Tokyo, September 28, 2004 -- Moody's Investors Service has assigned an issuer rating of A2 to Japan Retail Fund Investment Corporation (JRF). The rating outlook is stable. The rating reflects JRF's structural features as a J-REIT - including its limited business scope - as well as its reasonably conservative financial policy, stable cash flow based on its retail property portfolio, expected sourcing and management ability

JRF's portfolio is well balanced, with general merchandise stores (GMS) - including a building leased to a department store company - as well as clothing and accessory shops located in downtown areas. There are currently 20 properties in total, and Moody's evaluated the portfolio at JPY 178.5 billion. The largest eight properties occupy about 65% of the pool on a value basis. The rating agency estimates GMS account for 74% of the portfolio's value, with downtown shops taking up 26%.

Moody's views the cash flow of a retail-property portfolio as generally more stable than that of an office-building portfolio. It sees the advantages of JRF's GMS properties as: key tenants are highly rated; many of the lease agreements with the key tenants are long-term, for about 20 years; the GMS are competitive and located in flourishing areas; and current rent levels appear to have low rent-decrease risk due to the moderate buildings' occupancy cost ratios. The favorable features of the downtown shops include: many are located in central business districts and have high construction quality and scarcity values; and the company has long-term lease agreements with key luxury brand tenants.

Moody's expects that JRF will maintain its current investment policy in order to keep the properties' strengths. However, the rating agency is concerned that overall cash flow could be affected by the performance of a single property, because the company is still in its growth phase and its portfolio has yet to mature. This is largely mitigated by the long term leases and high attractiveness of the properties. In the medium and long term, some properties may suffer as key tenants move out; however, Moody's expects that if JRF's external growth progress as planned (targeted value of JPY 400 billion by end-March 2007), accordingly the portfolio will diversify and mature enough to lessen the effects on cash flow.

The financing of JRF's portfolio differs from that of an office-building portfolio in that some properties' construction is financed through a construction deposit from tenants (Kensetsu Kyoryoku-kin). This deposit must be secured, but provides a fixed, low-interest schedule - for example, interest-only payments for the first 10 years and equal installment principal repayments for the remaining 10 years. JRF sets the maximum leverage ratio, including security deposit and construction deposit, as 50%, and is to keep the average leverage ratio between 40% and 50% during its growth phase. Moody's believes it is unlikely that the ratio will exceed 50%, given that the company plans to cease property acquisition - the acquisition plan is publicly available - when capital expansion is difficult so as to control leverage.

JRF increased its capital by about JPY 52.2 billion in March 2003 and JPY 46.1 billion in March 2004, typical of the company's fast-paced property acquisitions so far. Moody's expects that JRF will further increase capital several times during its growth phase. Also notable is that the company is seeking to make all bank loans without collateral.

Moody's expects that JRF's medium- and long-term growth will be strengthened by its experience in retail property investment and its sophisticated property management style, including its established risk management guidelines and management information system (MIS). In the rating agency's view, portfolio expansion is one of JRF's major challenges, and Moody's will continue to monitor its investment strategy, risk/return profile and portfolio diversity.

Japan Retail Fund Investment Corporation, listed in March 2002, is a Japanese retail investment trust focusing on investment and management of retail properties. JRF's asset management company, Mitsubishi Corp. - UBS Realty Inc. (MS-UBS), is 51% owned by Mitsubishi Corporation (A3/Prime-2) and 49% by UBS AG (Aa2/Prime-1).

Tokyo
Shoji Takeyama
Analyst
Structured Finance Group
Moody's Japan K.K.
JOURNALISTS: (03) 5408-4110
SUBSCRIBERS: (03) 5408-4100

Tokyo
Kei Kitayama
Managing Director
Structured Finance Group
Moody's Japan K.K.
JOURNALISTS: (03) 5408-4110
SUBSCRIBERS: (03) 5408-4100

MOODY'S have, prior to assignment of any rating, agreed to pay to MOODY'S for appraisal and rating services rendered by it fees ranging from $1,500 to $2,300,000. Moody's Corporation (MCO) and its wholly-owned credit rating agency subsidiary, Moody's Investors Service (MIS), also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually on Moody's website at www.moodys.com under the heading "Shareholder Relations - Corporate Governance - Director and Shareholder Affiliation Policy."

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – September 28, 2004

Japan Retail Fund Investment Corporation Receives Credit Ratings from Moody's, Standard & Poor's and Rating and Investment Information, Inc.

Japan Retail Fund Investment Corporation (TSE: 8953) today received credit ratings from Moody's, Standard & Poor's (S&P) and Rating and Investment Information, Inc. (R&I). The details of the credit ratings are summarized as follows:

Credit Rating Agency	Type	Rating	Outlook
Moody's	Issuer Credit Rating	A2	Stable
S&P	Issuer Credit Rating (Long-term)	A+	Stable
	Issuer Credit Rating (Short-term)	A-1	Stable
R&I	Issuer Credit Rating	AA-	N/A

For further inquiries, please contact the respective credit rating agencies.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President and Head of Investor Relations at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund (Telephone Number: 81-3-3511-1692) or Mr. Alfred Liu, Chief Financial Officer (Telephone Number: 81-3-3511-1693).



Japan Retail Fund Investment Corporation

Fifth Fiscal Period Results

(March 1, 2004 – August 31, 2004)

DISCLAIMER

This document contains translations of selected information described in the Financial Release (*"Kessan Tanshin"*) prepared under the timely-disclosure requirements of the Tokyo Stock Exchange, and portions of the Financial Statements and the Performance Information Report for the fifth fiscal period from March 1, 2004 to August 31, 2004, of Japan Retail Fund Investment Corporation ("JRF") prepared pursuant to the Investment Trust Law of Japan.

This English language document was prepared solely for the convenience of and reference by overseas investors and neither corresponds to the original Japanese documents nor is it intended to constitute a disclosure document. The Japanese language Financial Release and the Financial Statements and the Performance Information Report for the aforementioned should always be referred to as originals of this document.

English terms for Japanese legal, accounting, tax and business concepts used herein may not be precisely identical to the concepts of the equivalent Japanese terms. With respect to any and all terms herein, including without limitation, financial statements, if there exist any discrepancies in the meaning or interpretation thereof between the original Japanese documents and English statements contained herein, the original Japanese documents will always govern the meaning and interpretation. Neither JRF, Mitsubishi Corp.-UBS Realty Inc. ("MC-UBSR") nor any of their respective directors, officers, employees, partners, shareholders, agents or affiliates will be responsible or liable for the completeness, appropriateness or accuracy of English translations or the selection of the portions(s) of any document(s) translated into English. No person has been authorized to give any information or make any representations other than as contained in this document in relation to the matters set out in this document, and if given or made, such information or representation must not be relied upon as having been authorized by JRF, MC-UBSR or any of their respective directors, officers, employees, partners, shareholders, agents or affiliates.

The financial statements of JRF have been prepared in accordance with generally accepted accounting principles in Japan (Japanese GAAP) which may materially differ in certain respects from generally accepted accounting principles in other jurisdictions.

Certain provisions of this document contain forward-looking statements and information. We base these statements on our beliefs as well as our assumptions based solely on certain limited information currently available to us. Because these statements reflect our current views concerning future events, these statements involve known and unknown risks, uncertainties and assumptions. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements, including without limitation: the general economy, market conditions, financial markets including the performance of the retail market, interest rate fluctuations, competition with our retail properties, and the impact of changing regulations or taxation. JRF does not intend, and is under no obligation to, update any particular forward-looking statement included in this document to reflect future events or circumstances or of any statements or information contained therein.

October 14, 2004

Japan Retail Fund Investment Corporation
Announcement of Fifth Fiscal Period Results

Distribution Per Unit +3.2% Above Estimates

Summary of Financial Results

Japan Retail Fund Investment Corporation ("JRF"; TSE ticker code: 8953) today announced the financial results of its fifth fiscal period for the six-months ending August 31, 2004.

For the fifth fiscal period, JRF reported gross revenues of ¥8,692 million, operating income of ¥3,471 million, income before income taxes of ¥3,175 million, net income of ¥3,172 million and earnings and cash distributions per unit of ¥14,452. The cash distributions per unit exceeded the estimate of ¥14,008 reported to the Tokyo Stock Exchange on April 15, 2004 by 3.2%.

As of August 31, 2004, JRF's property portfolio consisted of twenty retail properties and was independently appraised at ¥188,750 million in aggregate.

The assets of JRF totaled ¥200,686 million as of August 31, 2004, short-term loans and long-term borrowings were ¥4,760 million and ¥24,170 million, respectively, and total unitholders' equity was ¥119,361 million, or ¥543,781 per unit, with a total of 219,502 units outstanding.

"We are quite pleased with these operating results," said Mr. Yuichi Hiromoto, JRF's Executive Director as well as the President and Chief Executive Officer of JRF's Asset Manager, Mitsubishi Corp.-UBS Realty Inc. "In our view, these results demonstrate the continued strong performance of our retail property ownership business and the strength and quality of our properties, which continue to deliver a steady basis for ongoing distributions per unit."

Fifth Fiscal Period Highlights

Operating Environment: On March 2, 2004, JRF completed its third public offering totaling 67,000 new investment units at a price of ¥654,910 per unit, 44,300 of such units were issued in connection with a Japanese Primary Offering, and the remaining 22,700 of such units were issued in connection with an International Offering pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933. Net proceeds of approximately ¥42.3 billion from these Offerings were primarily utilized towards the acquisition of two additional retail properties on March 2, 2004, namely Esquisse Omotesando and AEON Sapporo Naebo Shopping Center, for an aggregate purchase price of ¥23.8 billion, and the remaining balance utilized to partially repay its outstanding short-term borrowings incurred in connection with the acquisitions of six properties in the preceding fiscal period.

On April 30, 2004, JRF acquired Esquisse Omotesando Annex for ¥860 million. The acquisition was financed through a combination of cash on hand and the assumption of ¥65 million in non-interest bearing security deposits due upon the termination of the lease contract.

On June 24, 2004, JRF completed the acquisition of Ito-Yokado Tsunashima for ¥5,000 million. The acquisition was financed through cash on hand and the assumption of ¥232 million in non-interest bearing security deposits due upon lease termination in March 2012 and short-term bank borrowings totaling ¥4,760 million.

Bank Borrowings and Credit Facilities: On March 31, 2004, ¥18.5 billion of the net proceeds from JRF's third public offering in March 2004 was utilized to partially repay its outstanding short-term debts totaling ¥38.5 billion incurred in connection with property acquisitions completed during the previous fiscal period. The remainder of ¥20 billion was restructured into a 5-year term loan of ¥5 billion obtained from a financial institution, and the balance into a 5-year term loan of ¥5 billion and a 2-year term loan of ¥10 billion obtained from a bank syndicate.

Leverage: As of August 31, 2004, JRF's overall leverage level was 39.3% (14.4% excluding tenant deposits).

JRF's Portfolio Profile: As of August 31, 2004, JRF's portfolio was comprised of twenty retail properties with 818,436 square meters of leaseable space and with a weighted average building age of 8.1 years.

Acquisition after Balance Sheet Date

Additional Acquisition: On September 29, 2004, JRF completed the acquisition of Bic Camera Tachikawa for ¥11,920 million. The acquisition was financed through the assumption of ¥712 million non-interest bearing security deposits due upon lease termination and the remainder from short-term bank loans.

Forecasts for the Sixth and Seventh Accounting Periods

Performance Forecasts: For the sixth accounting period from September 1, 2004 to February 28, 2005, JRF estimates gross revenue at ¥9,104 million and net income at ¥3,232 million, or ¥14,724 per unit. For the seventh accounting period from March 1, 2005 to August 31, 2005, JRF estimates gross revenue at ¥9,119 million and net income at ¥3,022 million, or ¥13,767 per unit. The forecast decline in distribution per unit in the seventh accounting period, compared to the sixth accounting period, is primarily attributable to increases in property-related tax expense. In accordance with Generally Accepted Accounting Principles in Japan, property-related taxes are capitalized in the year of acquisition. Our forecasts assume no further property acquisitions during the sixth and seventh accounting periods apart from the acquisition in September 2004 as described in the previous paragraph.

JRF and its Asset Manager, having considered the operating environment in which JRF operates, believe that the above forecasts, based on operating assumptions associated with JRF's current portfolio, are reasonable. However, these numbers are not a guarantee of JRF's sixth and seventh period performance and that final results may differ due to unforeseen circumstances.

Please also refer to "Disclaimer" accompanying this document.

About JRF

Japan Retail Fund Investment Corporation is the third listed Japanese Real Estate Investment Trust ("J-REIT") and the first J-REIT to focus primarily on retail properties.

As of the date of this announcement, JRF owned twenty-one retail properties containing approximately 840,147 square meters of leaseable space, with a weighted average building age of 9.6 years.

Investor Relations: *For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President and Head of Investor Relations at Mitsubishi Corp.-UBS Realty Inc. (Telephone Number: 81-3-3511-1692)*

(Summary Financial Information Attached)

JAPAN RETAIL FUND INVESTMENT CORPORATION

BALANCE SHEETS

As of February 29, 2004 and August 31, 2004

	February 29, 2004 (JPY in Millions)	August 31, 2004 (JPY in Millions)
ASSETS		
Current assets:		
Cash and cash equivalents	6,125	8,359
Rental receivables	398	423
Consumption tax refundable	912	203
Prepaid expenses and other assets	245	218
Total current assets	7,680	9,203
Non-current assets:		
Property and equipment, at cost:		
Land	85,644	106,802
Buildings	67,814	76,866
Building improvements	3,507	3,787
Machinery and equipment	835	993
	157,800	188,448
Less: Accumulated depreciation	(2,494)	(3,985)
Net property and equipment	155,306	184,463
Other assets:		
Leasehold rights	3,595	3,692
Other intangible assets	123	125
Deposits	2,835	2,819
Long-term prepaid expenses	41	53
Organization costs	70	56
Other	241	275
Total other assets	6,905	7,020
TOTAL ASSETS	169,891	200,686

JAPAN RETAIL FUND INVESTMENT CORPORATION

BALANCE SHEETS

As of February 29, 2004 and August 31, 2004

	February 29, 2004 (JPY in Millions)	August 31, 2004 (JPY in Millions)
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	38,528	4,760
Rent received in advance	553	648
Accrued expenses and other liabilities	1,913	1,719
Total current liabilities	40,994	7,127
Non-current liabilities:		
Long-term debt	4,170	24,170
Tenant leasehold and security deposits	48,184	49,961
Other	42	67
Total non-current liabilities	52,396	74,198
TOTAL LIABILITIES	93,390	81,325
Unitholders' equity:		
Unitholders' capital, 2,000,000 units authorized, 152,502 units (as of February 29, 2004) and 219,502 units (as of August 31, 2004) issued and outstanding	73,921	116,189
Retained earnings	2,580	3,172
TOTAL UNITHOLDERS' EQUITY	76,501	119,361
TOTAL LIABILITIES AND UNITHOLDERS' EQUITY	169,891	200,686

JAPAN RETAIL FUND INVESTMENT CORPORATION

STATEMENTS OF INCOME AND RETAINED EARNINGS

For the Six Months Ended

February 29, 2004 and August 31, 2004

	September 1, 2003 to February 29, 2004 (JPY in Millions)	March 1, 2004 to August 31, 2004 (JPY in Millions)
Operating revenues		
Rental and other operating revenues	6,948	8,692
Operating expenses		
Property-related expenses	3,465	4,422
Asset management fees	473	598
Custodian fees	23	33
General administration fees	59	87
Other	58	81
	4,078	5,221
Operating income	2,870	3,471
Non-operating revenues		
Non-operating revenues	15	20
Non-operating expenses		
Interest expense	106	142
Offering costs	158	99
Amortization of organization costs	14	14
Other non-operating expenses	26	61
Income before income taxes	2,581	3,175
Income taxes	1	3
Net income	2,580	3,172

JAPAN RETAIL FUND INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
For the Six Months Ended
February 29, 2004 and August 31, 2004

	September 1, 2003 to February 29, 2004 (JPY in Millions)	March 1, 2004 to August 31, 2004 (JPY in Millions)
Cash Flows from Operating Activities:		
Income before income taxes	2,581	3,175
Adjustments to reconcile income before income taxes to net cash provided by operating activities:		
Depreciation	1,081	1,497
Amortization of organization costs	14	14
Interest expense	106	142
Loss on disposal of fixed assets	45	23
Changes in assets and liabilities:		
Consumption tax refundable	675	709
Accounts payable	(319)	122
Rent received in advance	185	95
Accrued expenses and other liabilities	37	(144)
Other, net	50	(329)
Net cash provided by operating activities	4,455	5,304
Cash Flows from Investing Activities:		
Purchases of property and equipment	(46,217)	(30,777)
Proceeds from tenant leasehold and security deposits	4,480	1,777
Payment of deposits	(4)	8
Net cash used in investing activities	(41,741)	(28,992)
Cash Flows from Financing Activities:		
Proceeds from short-term debt	38,528	4,760
Repayments of short-term debt	–	(38,528)
Proceeds from long-term debt	–	20,000
Proceeds from issuance of investment units	–	42,267
Distribution payments	(2,295)	(2,577)
Net cash provided by financing activities	36,233	25,922
Net change in cash and cash equivalents	(1,053)	2,234
Cash and cash equivalents at beginning of period	7,178	6,125
Cash and cash equivalents at end of period	6,125	8,359

Property Portfolio Summary 1

Name of Property	Year(s) Built	Location of Property	Date Acquired	Ownership %	Acquisition Price (JPY in Millions)	Appraisal Value as of August 31, 2004 (JPY in Millions)	% of Total Portfolio
Tokyo 23 Wards							
8953 Minami Aoyama Building	2002	Minato Ward, Tokyo	4-Mar-03	100	5,350	5,330	2.8%
8953 Daikanyama DK Building	1991	Shibuya Ward, Tokyo	10-Dec-03	100	1,235	1,260	0.7%
8953 Harajuku FACE Building	1985	Shibuya Ward, Tokyo	9-Jan-04	100	2,770	2,780	1.5%
Esquisse Omotesando	1982	Shibuya Ward, Tokyo	2-Mar-04	100	14,500	14,500	7.6%
Esquisse Omotesando Annex	1997	Shibuya Ward, Tokyo	30-Apr-04	100	860	900	0.5%
subtotal					24,715	24,770	13.1%
Greater Tokyo Metropolitan Area							
ESPA Kawasaki	2000	Kawasaki, Kanagawa	13-Mar-02 10-Dec-02	80.4 19.6	8,117 1,974	10,200	5.4%
JUSCO Chigasaki Shopping Center	2000	Chigasaki, Kanagawa	13-Mar-02	100	8,300	8,000	4.2%
Abiko Shopping Plaza	1994	Abiko, Chiba	4-Mar-03	100	10,200	10,800	5.8%
Ito-Yokado Yabashira	1982	Matsudo, Chiba	16-Jun-03	100	1,616	1,750	0.9%
Ito-Yokado Kamifukuoka-higashi	1999	Kamifukuoka, Saitama	18-Sep-03	100	6,900	6,800	3.6%
Ito-Yokado Nishikicho	2003	Warabi, Saitama	28-Nov-03	100	13,212	13,100	7.0%
Ito-Yokado Tsunashima	1982	Yokohama, Kanagawa	24-Jun-04	100	5,000	5,000	2.6%
subtotal					55,319	55,650	29.5%
Osaka, Nagoya and Surrounding Areas							
8953 Osaka Shinsaibashi Building	1999	Osaka, Osaka	13-Mar-02	100	14,300	14,400	7.6%
Ito-Yokado Narumi	1997	Nagoya, Aichi	4-Mar-03	100	8,540	8,420	4.5%
Nara Family	1992, 1993	Nara, Nara	6-Mar-03	100	31,241	32,400	17.2%
AEON Higashiura Shopping Center	2001	Chita, Aichi	15-Jan-04	100	6,700	6,860	3.6%
subtotal					60,781	62,080	32.9%
Other Major Cities							
Sendai Nakayama Shopping Center	1995-1999	Sendai, Miyagi	13-Mar-02	100	10,200	10,700	5.7%
Hakata Riverain	1998	Fukuoka, Fukuoka	4-Mar-03	100	12,600	13,400	7.1%
AEON Kashiihama Shopping Center	2003	Fukuoka, Fukuoka	29-Jan-04	100	13,300	12,900	6.8%
AEON Sapporo Naebo Shopping Center	2003	Sapporo, Hokkaido	2-Mar-04	100	9,260	9,250	4.9%
subtotal					45,360	46,250	24.5%
Grand Total					186,175	188,750	100.0%

Property Portfolio Summary 2

Name of Property	Number of Tenants	Net Book Value as of August 31, 2004 (JPY in Millions)	Leasable Space (sq. m.)	Leased Area (sq. m.)	Occupancy Rate as of August 31, 2004	Rental Revenue in Fifth Fiscal Period (JPY in Millions)	% of Total Revenue
Tokyo 23 Wards							
8953 Minami Aoyama Building	3	5,401	1,582.48	1,582.48	100.0%	169	2.0%
8953 Daikanyama DK Building	1	1,280	574.46	574.46	100.0%	39	0.4%
8953 Harajuku FACE Building	5	2,803	1,477.62	1,477.62	100.0%	91	1.0%
Esquisse Omotesando	18	14,664	3,798.42	3,361.39	88.5%	411	4.8%
Esquisse Omotesando Annex	1	895	540.78	540.78	100.0%	18	0.2%
subtotal	28	25,043	7,973.76	7,536.73		728	8.4%
Greater Tokyo Metropolitan Area							
ESPA Kawasaki	1	9,904	56,891.15	56,891.15	100.0%	352	4.0%
JUSCO Chigasaki Shopping Center	1	8,147	63,652.33	63,652.33	100.0%	274	3.2%
Abiko Shopping Plaza	51	10,236	43,415.03	43,415.03	100.0%	688	7.9%
Ito-Yokado Yabashira	1	1,673	21,581.65	21,581.65	100.0%	78	0.9%
Ito-Yokado Kamifukuoka-higashi	1	6,898	28,316.18	28,316.18	100.0%	256	2.9%
Ito-Yokado Nishikicho	1	13,384	72,957.52	72,957.52	100.0%	443	5.1%
Ito-Yokado Tsunashima	1	5,210	17,502.06	17,502.06	100.0%	67	0.8%
subtotal	57	55,452	304,315.92	304,315.92		2,158	24.8%
Osaka, Nagoya and Surrounding Area							
8953 Osaka Shinsaibashi Building	1	14,085	13,666.96	13,666.96	100.0%	419	4.8%
Ito-Yokado Narumi	1	8,480	50,437.91	50,437.91	100.0%	330	3.8%
Nara Family	136	32,114	85,350.25	85,350.25	100.0%	2,258	26.0%
AEON Higashiura Shopping Center	1	6,900	100,457.69	100,457.69	100.0%	376	4.3%
subtotal	139	61,579	249,912.81	249,912.81		3,383	38.9%
Other Major Cities							
Sendai Nakayama Shopping Center	2	10,003	46,248.96	46,248.96	100.0%	466	5.4%
Hakata Riverain	80	13,146	25,742.69	25,669.76	99.7%	1,128	13.0%
AEON Kashiihama Shopping Center	1	13,720	109,616.72	109,616.72	100.0%	478	5.5%
AEON Sapporo Naebo Shopping Center	1	9,337	74,625.52	74,625.52	100.0%	351	4.0%
subtotal	84	46,206	256,233.89	256,160.96		2,423	27.9%
Grand Total	308	188,280	818,436.38	817,926.42	99.9%	8,692	100.0%

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – December 1, 2004

Japan Retail Fund Investment Corporation to Acquire Aeon Yamato Shopping Center in Yamato City, Kanagawa Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Aeon Yamato Shopping Center for 16.8 billion yen, scheduled to close on February 17, 2005. The property opened in November 2001, and has a leaseable area of approximately 85,200 square meters and a parking capacity of 1,824 automobiles. Publicly-traded Aeon Mall masterleases the entire five-story property.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Aeon Yamato Shopping Center in Yamato City fits well into our acquisition strategy. The property's 20-year lease contract is anticipated to generate an attractive income stream for our investors." Yamato City is located in the northern part of Kanagawa Prefecture near several major roads and highways that bring in significant customer traffic. Aeon Yamato Shopping Center is also well-served by two railways and three stations, with shuttle buses to the property every 10 minutes from Tsuruma Station and Yamato Station. In 2003, the total population of Yamato City was 214,000, and the population growth rate of 3.9% over the past five years compares favorably to the national average of 2.2%. Within a radius of 5 kilometers, the total population was 614,000, exceeding the population of approximately 500,000 within the same radius of an average suburban shopping center.

Also on the same site, adjacent to the property but not included in this transaction, is Ito-Yokado Tsuruma. Aeon Yamato Shopping Center and Ito-Yokado Tsuruma operate synergistically, and the entire site is known as Yamato Oak City. The site was co-developed by both Ito-Yokado and Aeon Mall. While Aeon Yamato Shopping Center is well-known for its specialty store zone comprising 80 specialty stores as sub-lessees under the Aeon Mall masterlease, the adjacent general merchandise store, Ito-Yokado Tsuruma, offers an array of food and everyday goods. As a result, Aeon Yamato Shopping Center benefits from synergies between the two properties.

The acquisition will be financed through a combination of cash on hand and bank borrowings. Aeon, the parent of Aeon Mall, is currently rated A- by Standard and Poor's and Baa by Moody's. The purchase represents Japan Retail Fund's seventh property in which JUSCO is the anchor tenant.

Property Information Summary:

Property Name	Aeon Yamato Shopping Center
Location	1-2-6, Shimotsuruma Yamato City, Kanagawa
Land size	35,821.79 ㎡
Total floor space	85,226.68 ㎡
Leaseable area	85,226.68 ㎡
Building summary	Five floors above ground and one basement floor
Parking capacity	1,824 automobiles
Major tenant	JUSCO

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 21 properties containing approximately 840,000 square meters of leaseable space.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President (Telephone Number: 81-3-3511-1692) or Mr. Shunichi Minami (Telephone Number: 81-3-3511-1721), Head of the Marketing and Investor Relations Department at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.




JUSCO



Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – December 7, 2004

Japan Retail Fund Investment Corporation to Acquire Itabashi Saty in Itabashi Ward, Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it will acquire Itabashi Saty for 12.4 billion yen. The property opened in December 2000, and has a leaseable area of approximately 72,000 square meters and a parking capacity of approximately 950 automobiles. Mycal Co., Ltd. masterleases the entire property with eight floors above ground and one basement floor.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Itabashi Saty in the Itabashi Ward of Tokyo fits well into our acquisition strategy. The property's 12-year lease contract is anticipated to generate an attractive income stream for our investors." Itabashi Saty is located in the northern part of Tokyo near several major roads and highways that bring in significant customer traffic. The property is also easily accessible from Tobu Nerima Station, which is only 15 minutes traveling time on the Tobu Tojo Line from Ikebukuro Station, a major transport hub in central Tokyo. Itabashi Ward's population growth rate of 2.1% from 1999 to 2003 compares favorably to the national average of 0.7%. Itabashi Saty's 5km trade area, with nearly 1.1 million residents, has a high population density. Because there are no other strong shopping centers of comparable scale in the trade area, Itabashi Saty benefits from its dominant position and well-established reputation in the market.

The anchor tenant of the property is Mycal Co., Ltd., which masterleases the entire property as a General Merchandise Store ("GMS") operator. The property features a wide array of clothing, book, sporting good and other specialty stores, as well as a variety of restaurants and coffee shops. The property is also popular for the 12-screen cinema on its 5th floor, the largest cinema in the trade area.

Mycal Co., Ltd. has been restructuring its operations under the Corporate Rehabilitation Law with the assistance of Aeon Co., Ltd. ("Aeon"), and is now a 100% subsidiary of Aeon. One of the largest GMS operators in Japan, Aeon is currently rated A- by Standard and Poor's and Baa3 by Moody's.

The acquisition will be financed through a combination of cash on hand and bank borrowings.

Property Information Summary:

Property name	Itabashi Saty
Location	2-6-1 Tokumaru, Itabashi-ku, Tokyo
Land size	29,931.29 m² (JRF will acquire 51.64% of the total land size, with the remainder to be leased from a non-selling owner)
Total floor space	72,253.88 m² (JRF will acquire 51.64% of the registered floor space, with the remainder to be leased from a non-selling owner)
Leaseable area	72,253.88 m²
Building summary	Eight floors above ground and one basement floor
Major tenant	Mycal Co., Ltd.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. Upon completion of this acquisition, JRF will own 22 properties containing approximately 912,000 square meters of leaseable space.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President (Telephone Number: 81-3-3511-1692) or Mr. Shunichi Minami (Telephone Number: 81-3-3511-1721), Head of the Marketing and Investor Relations Department at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.


SATY
SATY


SATY
9時

Japan Retail Fund Investment Corporation

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)

News Release – December 24, 2004

Japan Retail Fund Investment Corporation to Acquire Urawa Parco in Urawa-ku, Saitama City, Saitama Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Urawa Parco for 27.3 billion yen, targeted to close in December 2007 upon completion of the property. Pursuant to a purchase price adjustment mechanism, the final purchase price is subject to adjustment of as much as 1.5 billion yen depending on interest rates at the time of closing. The property will be 10 stories above ground with four basement floors, of which Japan Retail Fund will acquire the one non-parking basement floor containing retail space and the first seven floors above ground. The property will have a parking capacity of approximately 535 automobiles and total floor space of approximately 108,000 square meters, of which Japan Retail Fund will acquire approximately 56,000. Construction will commence in March 2005, and publicly-traded Parco Co., Ltd. (Parco) will masterlease the entire property.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Urawa Parco in Saitama City fits well into our acquisition strategy. The property's 20-year lease contract is anticipated to generate an attractive income stream for our investors." The property is located adjacent to JR Urawa Station, a major station in Saitama Prefecture that is connected to central Tokyo by major train lines including the JR Keihin-Tohoku Line, the JR Utsunomiya Line and the JR Takasaki Line. Currently an average of approximately 150,000 passengers use the station daily, and passenger volume is expected to increase when the JR Shonan-Shinjuku Line begins serving JR Urawa Station, providing a direct connection to Ikebukuro in central Tokyo. Saitama City's population increased 3.9% from 1999 to 2003, which compares favorably to national population growth of 0.7% during the same period. With a population of approximately 718,000 within a radius of five kilometers of the property, the area around Urawa Station is reported to generate sales per square meter that are among the highest of all major suburban station areas in the Greater Tokyo metropolitan region.

Parco is one of the largest retail developers in Japan and under the Parco name currently operates 19 shopping centers throughout the country and one overseas.

The acquisition will be financed through a combination of internal and external financial resources. Parco is currently rated BBB+ by Rating & Investment Information, Inc. and BBB+ by Japan Credit Rating Agency.

Property Information Summary:

Property name	Urawa Parco
Location	13 Higashitakasago-cho, Urawa-ku, Saitama City, Saitama Prefecture
Land size	11,222.09 ㎡ (JRF will acquire 7,961.74 ㎡)
Total floor space	108,173.72 ㎡ (JRF will acquire 56,306.80 ㎡)
Building summary	Ten floors above ground and four basement floors (JRF will acquire seven floors above ground, one full basement floor and a small part of another basement floor)
Major tenant	Parco Co., Ltd.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 22 properties containing approximately 912,000 square meters of leaseable space.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President (Telephone Number: 81-3-3511-1692) or Mr. Shunichi Minami (Telephone Number: 81-3-3511-1721), Head of the Marketing & Investor Relations Department at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.


parco open!
PARCO


Isetan
Corso
Urawa Sta.
East Exit Development area
West Exit Development area


Subject Site
Basement Parking Area

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – December 24, 2004

Japan Retail Fund Investment Corporation to Acquire 8953 Kita Aoyama Building in Minato Ward, Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of 8953 Kita Aoyama Building for 989.1 million yen in February 2005 upon completion of construction of the building. The property will be two stories above ground with one basement floor, and will have a total floor space of approximately 490 square meters. The property is located in the Aoyama-Omotesando submarket, which has increasingly become a center of fashion, style and culture.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "8953 Kita Aoyama Building fits well into our acquisition strategy. The property is located in an area that is receiving international recognition as a center for a growing number of flagship stores, and is several blocks away from Esquisse Omotesando and Esquisse Omotesando Annex which are also owned by Japan Retail Fund." Located in Kita-Aoyama, Minato Ward, the property is only a few minutes' walk from Omotesando Station, a major subway station in Tokyo served by several subway lines. In the Kita-Aoyama area, there are a wide variety of small specialty shops, brand good stores, fashion boutiques, beauty salons and restaurants concentrated along both the main roads and pedestrian-friendly side streets.

The property will be occupied by Best Bridal Inc. ("Best Bridal") on the first and second floors and News, Ltd. ("News") on the basement floor. Best Bridal is listed on the Tokyo Stock Exchange, and is one of the leading companies in the wedding services industry. News is a comprehensive beauty salon founded by a well-known hair and fashion stylist and offers a wide range of services including haircare, massages and manicures.

This purchase reflects one component of Japan Retail Fund's acquisition strategy, which is to focus on select investments in "High-Street" properties. The acquisition will be financed through internal cash.

Property Information Summary:

Property Name	8953 Kita Aoyama Building
Location	3-14-8 Kita-Aoyama, Minato-ku, Tokyo
Land size	351.37 ㎡
Total floor space	494.19 ㎡
Building summary	Two floors above ground and one basement floor
Tenants	Best Bridal Inc. and News, Ltd.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 22 properties containing approximately 912,000 square meters of leaseable space.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President (Telephone Number: 81-3-3511-1692) or Mr. Shunichi Minami (Telephone Number: 81-3-3511-1721), Head of the Marketing & Investor Relations Department at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.


2F
sca
rpa
1F
B1F restaurant
LUXOR
restaurant
LUX
O R

● Basement Floor



● 1st Floor



● 2nd Floor





Press Release

Structured Finance Ratings & Research

For immediate release

Media Contact: Toshiko Tanabe
Tel: (81) 3-4550 -8411
Fax: (81) 3-4550 -8740
Marunouchi Kitaguchi Bldg. 28F,
1-6-5, Marunouchi, Chiyoda-ku,
Tokyo 100-0005
tokyo_pressroom@standardandpoors.com

S&P Assigns 'A' Rating to Japan Retail Fund Investment Corp.'s Proposed ¥35 Billion Senior Unsecured J-REIT Bonds

Tokyo, Jan. 27, 2005 – Standard & Poor's Ratings Services said today that it had assigned its 'A' rating to Japan Retail Fund Investment Corp.'s (JRF) proposed ¥20 billion first senior unsecured note due February 2010 and ¥15 billion second senior unsecured note due February 2015. At the same time, Standard & Poor's affirmed its 'A+' long-term and 'A-1' short-term corporate credit ratings on JRF. The outlook on the long-term rating is stable.

The bond issue will be the first public bond (*kobo-sai*) issue by a Japanese real estate investment trust fund (J-REIT) entity and will take place under a ¥300 billion shelf registration that JRF filed in December 2004. Standard & Poor's expects the issue to widen JRF's financing sources.

The ratings on JRF reflect its above-average business position and conservative financial profile. The company currently ranks within the top-tier group of J-REITs, backed by a high-quality portfolio of retail properties, and sponsors with strong real estate expertise in Japan. JRF has a conservative capital structure, and solid coverage measures supported by above-average profitability.

These strengths are partly offset by concerns regarding the unseasoned market in which JRF operates, as well as tenant and property concentration risk in its portfolio. The ratings also take into consideration the unique structure of JREITs compared with REITs rated by Standard & Poor's in other global markets, which restricts management from pursuing certain higher-risk activities, such as ground-up development, to safeguard investors.

Currently, JRF owns 22 retail properties with a total purchase price of ¥210.5 billion. In February 2005, the company will purchase Aeon Yamato Shopping Center for ¥16.8 billion, and 8953 Kita-Aoyama Building for ¥1 billion. JRF has also announced it will purchase Urawa PARCO in December 2007, a department store to be constructed in front of JR Urawa Station. Standard & Poor's expects that JRF will continue to accumulate portfolio assets and achieve its ¥400 billion external growth target by March 2007.

As of August 2004, JRF's debt-to-capital ratio (leverage) was 34%, including *Hoshokin* liabilities. After acquisition of additional assets funded by debt financing, it is estimated that the company's leverage will increase slightly above the 40% level in February 2005. However, Standard & Poor's expects that JRF will continue to maintain a conservative capital structure, with a debt-to-capital ratio averaging in the 40%-50% range.

JRF's financial flexibility has improved after it refinanced its secured borrowings with unsecured borrowings. However, due to the encumbrance associated with outstanding Hoshokin liabilities, the proportion of JRF's encumbered portfolio net operating income (NOI) is 56%. This is above Standard & Poor's 50% threshold for rating unsecured debt one notch below the corporate credit rating. It is expected that JRF will further strengthen its portfolio through the acquisition of additional unencumbered properties. Once Standard & Poor's concludes that JRF's use of Hoshokin liabilities is moderate, and encumbered NOI remains below 50% of total NOI, Standard & Poor's will equalize the corporate credit and senior unsecured debt ratings on the company.

A Japanese-language version of this media release is available via Standard & Poor's CreditWire Japan on Bloomberg Professional at SPCJ <GO>.

Analytical Contacts

Tomoyoshi Omuro, Tokyo
(81) 3-4550-8584
tomoyoshi_omuro@standardandpoors.com

Roko Izawa, Tokyo
(81) 3-4550-8674
roko_izawa@standardandpoors.com

Mami Yoda, Tokyo
(81) 3-4550-8730
mami_yoda@standardandpoors.com

###

R&I

NEWS RELEASE

No.2005-C-052
Jan 27, 2005

R&I Assigns AA-: Japan Retail Fund Invest. SB Nos. 1&2

Rating and Investment Information, Inc. (R&I), has assigned the following ratings:

ISSUER: Japan Retail Fund Investment Corp. (Sec. Code: 8953)
Long-term Debt
New Issue (issued under the Shelf Registration scheme)

R&I RATING: AA-

RATIONALE:

Japan Retail Fund Investment Corp. (JRF) is a real estate investment trust (J-REIT) that listed its shares in March 2002, and its sponsors are Mitsubishi Corp. (Senior Long-term Credit Rating AA-) and UBS. As of December 31, 2004, assets held stood at 22 properties totalling 210.495 billion yen (acquisition value base), and JRF's target is to expand this figure to 400 billion yen by March 31, 2007. As the first fund to specialize in commercial facility investment, JRF has led the development of J-REITs.

JRF's portfolio is made up of highly competitive commercial facilities, and it employs an investment strategy that emphasises the stability of cash flows. The strong operational and management capabilities of the asset management company underpin the value of properties. Moreover, JRF has a very conservative financial strategy as demonstrated by the low level of its target debt ratio (including deposits payable). It can also expect solid support from its sponsors, which have an extensive track record in the running of commercial facilities in terms of acquisition, operation and management of properties.

During the 6th term, JRF acquired two additional properties: Bic Camera Tachikawa at 11.9 billion yen and Itabashi Saty at 12.4 billion yen. Both purchases were made according to JRF's investment plans. The additional acquisitions increased JRF's loan balance to 24 billion yen, but with a ratio of debt to total assets (including deposits payable) at approximately 46%, the amount is within the scope of R&I's estimates. In September 2004, all of JRF's loans became unsecured loans.

This fundraising is expected to be appropriated mainly to the repayment of existing short-term loans.

R&I RATINGS:

ISSUER: Japan Retail Fund Investment Corp. (Sec. Code: 8953)
Long-term Debt
New Issue (issued under the Shelf Registration scheme)

ISSUE: Bonds Rated	Issue Date	Redemption	Issue Amount (mn)
Unsec. Str. Bonds No. 1	Feb 09, 2005	Feb 09, 2010	Yen 20,000
Unsec. Str. Bonds No. 2	Feb 09, 2005	Feb 09, 2015	Yen 15,000

Notes/Financial covenants:

1) negative pledge clause, which covers other unsecured domestic bonds the firm has issued or may issue in the future, except those with a change of security status clause

R&I RATING: AA-

Rating and Investment Information, Inc. Nihonbashi 1-chome Bldg., 1-4-1, Nihonbashi, Chuo-ku, Tokyo 103-0027, Japan
Credit Rating Division TEL.03-3276-3419 FAX.03-3276-3420 http://www.r-i.co.jp

Senior Long-term Credit Rating: AA-

An R&I Senior Long-term Credit Rating is an opinion regarding an issuer's overall capacity to pay its entire financial obligations, without taking into account the degree of recovery of specific obligations.

A Senior Long-term Credit Rating will be assigned to all issuers. Ratings for individual issues may differ from the Senior Long-term Credit Rating depending on the terms and conditions of the issue.

Rating and Investment Information, Inc. Nihonbashi 1-chome Bldg., 1-4-1, Nihonbashi, Chuo-ku, Tokyo 103-0027, Japan
Credit Rating Division TEL.03-3276-3419 FAX.03-3276-3420 http://www.r-i.co.jp



Moody's Investors Service

Global Credit Research
Rating Action
27 JAN 2005

Rating Action: Japan Retail Fund Investment Corporation

MOODY'S ASSIGNS A2 UNSECURED SENIOR DEBT RATING TO JRF'S SERIES 1 AND 2 BONDS

Tokyo, January 27, 2005 -- Moody's Investors Service has assigned an A2 senior unsecured debt rating to the proposed issue of Series 1 (Yen 20 billion, due 2010) and Series 2 (Yen 15 billion, due 2015) Japan domestic bonds by Japan Retail Fund Investment Corporation (JRF). These are takedowns from JRF's Yen 300 billion domestic shelf registration of December 2004, which is rated (P)A2. The rating outlook is stable.

The rating reflects JRF's structural features as a Japanese real estate investment trust (J-REIT) -- including its limited business scope -- as well as its reasonably conservative financial policy, stable cash flow based on its retail property portfolio, expected sourcing and management ability.

These positive factors are partially offset by [1] the uncertainty regarding JRF's de-levering strategy during its growth phase, [2] the low number of properties that comprise the portfolio, and [3] the moderate concentration of rent income in a few tenants.

However, those concerns are mitigated by [1] JRF's integrated asset management policy, [2] the long-term lease agreements it has with high-credit-quality tenants, [3] the attractiveness of the properties, and [4] the expected increase in the portfolio's diversity through acquisitions in the near future. JRF is targeting total asset growth to 400 billion yen through these acquisitions by March 2007.

The bonds are the first such J-REIT public offering under the shelf registration scheme. Moody's anticipates growth in bond issuance, attributable to the start of the shelf registration system.

Japan Retail Fund Investment Corporation, listed in March 2002, is a Japanese retail investment trust focusing on investment and management of retail properties. JRF's asset management company, Mitsubishi Corp. - UBS Realty Inc. (MS-UBS), is 51% owned by Mitsubishi Corporation (A3/Prime-2) and 49% by UBS AG (Aa2/Prime-1).

Tokyo
Shoji Takeyama
Analyst
Structured Finance Group
Moody's Japan K.K.
JOURNALISTS: (03) 5408-4110
SUBSCRIBERS: (03) 5408-4100

Tokyo
Kei Kitayama
Managing Director
Structured Finance Group
Moody's Japan K.K.
JOURNALISTS: (03) 5408-4110
SUBSCRIBERS: (03) 5408-4100

advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The credit ratings and financial reporting analysis observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER. Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the information contained herein, and each such user must accordingly make its own study and evaluation of each security and of each issuer and guarantor of, and each provider of credit support for, each security that it may consider purchasing, holding or selling.

MOODY'S hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MOODY'S have, prior to assignment of any rating, agreed to pay to MOODY'S for appraisal and rating services rendered by it fees ranging from $1,500 to $2,400,000. Moody's Corporation (MCO) and its wholly-owned credit rating agency subsidiary, Moody's Investors Service (MIS), also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually on Moody's website at www.moodys.com under the heading "Shareholder Relations - Corporate Governance - Director and Shareholder Affiliation Policy."

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – January 27, 2005

Japan Retail Fund Investment Corporation To Issue Unsecured Corporate Bonds

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it intends to issue unsecured corporate bonds, following its filing of a shelf registration statement which became effective on December 27, 2004 with the Kanto Finance Bureau. The shelf registration statement is effective for two years from the December 27th effective date. Details of the contemplated bond issuances are as follows:

- ¥ 20 billion of 5-year bonds, maturing on February 9, 2010 with a coupon of 0.74%
- ¥ 15 billion of 10-year bonds, maturing on February 9, 2015 with a coupon of 1.73%

The bonds are scheduled to be issued on February 9, 2005 with a par value of ¥100 million. Proceeds from the issues will be primarily used to repay short-term borrowings.

Shelf registration for the issuance of corporate bonds by J-REITs became possible in Japan as of December 1, 2004 with the enactment of reforms to the Securities and Exchange Law. In broadening its financial flexibility, the Fund believes that there may be occasions where corporate bonds could be an appropriate addition to such funding alternatives as bank loans and tenant deposits, which the Fund has used to date.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 22 properties containing approximately 912,000 square meters of leaseable space.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President (Telephone Number: 81-3-3511-1692) or Mr. Shunichi Minami (Telephone Number: 81-3-3511-1721), Head of the Marketing & Investor Relations Department at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – February 1, 2005

Japan Retail Fund Investment Corporation to Acquire 8953 Jiyugaoka Building in Meguro Ward, Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition in March 2005 of two adjacent buildings, Jiyugaoka NEXT and Jiyugaoka Corrine, for 2.1 billion yen and 600 million yen, respectively, or an aggregate purchase price of 2.7 billion yen. The buildings are to be renamed 8953 Jiyugaoka Building and operated together. The combined property contains total floor space of approximately 1,967 square meters on approximately 840 square meters of land.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "8953 Jiyugaoka Building, in a neighborhood of Tokyo popular for shopping and dining, fits well into our acquisition strategy." The property is well located a few minutes walk from Jiyugaoka Station, which is only ten minutes from Shibuya Station in Central Tokyo on the Tokyu Toyoko Line. Jiyugaoka and adjacent neighborhoods in Meguro Ward have become an increasingly popular residential area with high-quality housing in the Tokyo metropolitan area. Moreover, there are a wide array of small specialty shops, high-end variety stores, fashion boutiques, beauty salons and restaurants concentrated along the streets.

Jiyugaoka NEXT is currently in the final phases of construction and is due to open in April 2005. It will consist of three floors above ground and one basement floor, and will be anchored by NEXT, a U.K.-based retailer. NEXT sells clothing, shoes and accessories for men, women and children in over 350 stores in the UK and Ireland and 50 franchise stores elsewhere around the world. NEXT will occupy all three above-ground floors, making it one of the largest NEXT stores in Japan.

Jiyugaoka Corinne consists of two floors above ground and one basement floor. Tenants of the building include a beauty salon and several specialty stores selling clothing and tableware.

The acquisition will be financed through a combination of internal and external financial resources.

Property Information Summary:

Property Name	8953 Jiyugaoka Building
Location	2-9-19 Jiyugaoka, Meguro Ku, Tokyo
Land size	Jiyugaoka NEXT: 555.78 ㎡ Jiyugaoka Corinne: 284.56 ㎡
Total floor space	Jiyugaoka NEXT: 1,445.20 ㎡ Jiyugaoka Corinne: 521.68 ㎡
Building summary	Jiyugaoka NEXT: Three floors above ground and one basement floor Jiyugaoka Corinne: Two floors above ground and one basement floor
Major Tenant	NEXT

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 23 properties containing approximately 912,000 square meters of leaseable space.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President (Telephone Number: 81-3-3511-1692) or Mr. Shunichi Minami (Telephone Number: 81-3-3511-1721), Head of the Marketing & Investor Relations Department at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

【Jiyugaoka NEXT】


NEXT


NEXT

【Jiyugaoka Corinne】




ENZO

